PART II OF THE ISSUER'S SECOND AMENDMENT
TO THE SEPTEMBER 9, 2022, OFFERING STATEMENT
AMEDED January 31, 2023
AND
THE ISSUERS FISCAL YEAR 2022 ANNUAL REPORT
(EXHIBIT A TO FORM CA AND CAR)
APRIL 25, 2023

Up to $5,000,000 Senior Unsecured Notes

Minimum Target Amount: $500,000

Up to 5,000 Notes of $1,000 Par Value

The Italian Café, LLC (the "Company," "we," "us", or "our"), is in the real estate development business and is offering up to $5,000,000 worth of Senior Unsecured Notes of the Company (the "Notes"). Purchasers of Notes are sometimes referred to herein as "Purchasers". The minimum target offering is $500,000. (the "Target Amount"). This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $500,000. by October 31, 2023. Unless the Company raises at least the Target Amount of $500,000 (the "Closing Amount") by October 31, 2023, no Notes will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $5,000,000 (the "Maximum Amount") on a first come, first served basis before October 31, 2023, as long as the Company has raised the Closing Amount. If the Company reaches its Closing Amount prior to October 31, 2023, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Notes that can be purchased is Two (2), representing a $2,000 minimum investment per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Table of Contents

OFFERING SUMMARY 4

RISK FACTORS 5

THE COMPANY AND ITS BUSINESS 12

    Business Plan 12

    The Business Structure 13

    Video Gaming 14

    Business Strategy 16

    The Investment – Description of Securities 18

OWNERSHIP AND CAPITAL STRUCTURE 19

FINANCIAL CONDITION 19

FINANCIAL STATEMENTS 21

ADDITIONAL DISCLOSURES 21

USE OF PROCEEDS 22

MANAGEMENT 25

CROWDSOURCEFUNDED INVESTMENT PROCESS 28

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING, DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWD FUNDING (§227.100-503) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWD FUNDING (§227.202(B))

THIS FORM C IS NOT AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMUTED. ONLY THE ISSUER AND THE INTERMEDIARY ARE AUTHORIZED TO DISCUSS THE SECURITIES, OR MAKE ANY STATEMENTS OR SUPPLY ANY INFORMATION ABOUT THE SECURITIES OTHER THAN THE CONTENTS OF THIS FORM C.

EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE INFORMATION IN THIS FORM C IS NOT MEANT TO CONSTITUTE SUCH ADVICE.

THE ISSUER MUST FILE AN ANNUAL REPORT ON FORM C, AS REQUIRED BY REGULATION CROWDFUNDING 17 CFR 227.100-503, NO LATER THAN 120 DAYS AFTER THE ISSUER'S FISCAL YEAR END COVERED BY THE REPORT AND INCLUDE THE INFORMATION REQUIRED BY RULE 201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T) OF REGULATION CROWD FUNDING 17 CFR 227.201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T). FOR PURPOSES OF PARAGRAPH (T), THE ISSUER SHALL PROVIDE FINANCIAL STATEMENTS FOR THE HIGHEST AGGREGATE TARGET OFFERING AMOUNT PREVIOUSLY PROVIDED IN AN OFFERING STATEMENT. THE ISSUER'S FISCAL YEAR END IS DECEMBER 31. THEREFORE, THE ISSUER'S FIRST ANNUAL REPORT IS FILED WITH THE SEC ON THIS FORM CA AND CAR. THIS SECOND AMENDMENT AND ANNUAL REPORT WILL

BE AVAILABLE ON THE ISSUER'S WEBSITE ON APRIL 30. 2023. THE ISSUERS ANNUAL REPORTS WILL BE FILED BEFORE APRIL 30 OF EACH YEAR AND WILL BE AVAILABLE ON THE ISSUERS WEBSITE AFTER FILING.

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

OFFERING SUMMARY

Company ("Issuer") 201 (a)	**The Italian Cafe, LLC:** The Issuer was organized on July 14, 2014, in the State of Illinois as a series Illinois limited liability company.
Company Website	www.goitaliancafe.com
Business Address	21020 N. Rand Road, Suite C4, Lake Zurich, IL 60047.
Type of Security Offering	Debt ("Notes").
Offering Price 201(l)	$1,000. Per Note.
Target Amount of Offering	$500,000
Maximum Amount of Offering	$5,000,000
Minimum Investment per Investor	$2,000 or 2 Two Notes.
Interest Rate and Maturity Date	10% Coupon Rate of Interest paid Quarterly and applied to the outstanding Principal balance Maturity 10/31/2033; Dated Date of the Notes is 10/31/2023.
Offering Costs	We estimate that the costs of this offering will be approximately Ten Thousand Dollars ($10,000), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than October 31, 2023, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the Notes are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow. If for any reason the minimum proceeds are not deposited into the escrow on or before October 31, 2023 this offering will terminate with no Notes being sold, investment commitments will be cancelled, and the funds will be returned to investors without interest and without deduction therefrom.
Selling Commissions	The Notes will be sold by management and employees who will receive their regular salary and no selling commissions for sale of the Notes.
Closings	If we reach the target offering amount ($500,000) prior to the offering deadline, we will continue to sell the Notes on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated as needed to expand operations.
Risk Factors	The Notes offered hereby are speculative and involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment.

RISK FACTORS 201(f)

The Notes offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the Notes offered hereby.

<u>Risk Factors:</u> The securities offered by the Issuer are $1,000.00 Notes with equal quarterly payments amortized over ten years at 10% interest. They are unsecured debt instruments of the Issuer and are not stock or membership interests. As debt instruments, they are senior to the member's equity. They may be prepaid by the Issuer at any time after the first year, by paying the unamortized principal balance at that time. The securities do not provide the holder with any voting rights or other ownership rights in the Issuer.

The Issuer's ability to pay the Notes is completely dependent upon the success of the restaurant, bar and video gaming operations of the tenants of each designated Series. The Business strategy relies on the Base Rent received by the Series from the restaurant operator being sufficient to pay the Series underlying rent or acquisition payments and pay the monthly payments due the Issuer on its Loan. The Base Rent, each Series expects to receive from food and beverage sales is 15% of net food and beverage sales, and 50% of all other income including income from video gaming.

The Base Rent is adjusted quarterly as the income from food beverage and video gaming increases., The portion of the Base Rent received from video gaming, is expected to provide extensive profits and liquidity to each Series, ensuring that it has the liquidity to make the Loan payments to The Italian café, LLC, so that it will have the cashflow to pay the Note holders.

With the maximum raise of $5,000,000, The Italian Café, LLC's Series should have the ability to acquire 20 or more restaurants. With that volume, if a few locations have problems, the revenue from the other Series should more than cover The Italian Café, LLC Note payments.

The risk is, If the restaurant tenants are unable to generate adequate revenue and earnings, they will not be able to pay their rent obligations to the Issuer's Series, and accordingly the Series will have to pay its loan obligations to Issuer without the rent from the restaurant tenant until the restaurant tenant is evicted and a new restaurant tenant leases the restaurant. In the event an Issuer's Series is unable to pay the loan payments to the Issuer, the Issuer will have to pay the Notes without the income from that Series. In the event a number of Issuer's Series are unable to make payments on their loans to the Issuer at the same time and if the time to re-lease these restaurants is extensive, Issuer's ability to pay the Note payments would be materially adversely affected. Hence, any risk to the restaurant tenants of Issuer's Series is also a risk to the Issuer that should be considered. The restaurants may not be profitable, and the locations may be difficult to re-lease for a number of considerations. The investment is therefore speculative and suitable only for individuals who are financially able to lose their total investment.

The restaurant businesses in each location are new businesses in a highly competitive industry. Although the Issuer and each of its designated Series will attempt to choose good locations and lease only to experienced restaurant and bar operators, each restaurant will be a new business subject to all the risks inherent in a new business, and the restaurant and bar business is a highly competitive business. The Issuer's success is highly dependent upon the Issuer's Series' Manager's ability to locate and acquire good locations and choose qualified restaurant operators as tenants.

Unforeseen circumstances. Events such as terrorism or war, public health issues, fire, natural disasters, and other factors such as high levels of unemployment, changes in consumer confidence and spending or purchasing habit changes, increased competition, government regulation and many other events or factors could have an effect on the restaurant, bar and video gaming tenant's ability to operate successfully.

Changes in laws and regulations. The restaurant, bar and video gaming tenant operations could be affected by changes in the current federal, state or local liquor laws, gaming laws, minimum wage and overtime laws or other laws or regulations. Loss of a business license, liquor license or gaming license could have a material adverse effect on the tenant's operation.

Insufficient proceeds. The proceeds of the sale of the Notes may be insufficient to provide the liquidity the Issuer needs to loan the funds needed to each of its designated series to build out or remodel the acquired properties, to carry the properties during the time it takes to lease or re-lease the properties and market conditions may make raising additional capital or borrowing additional money difficult.

The Loss of Issuers Managers. The loss of the Issuer's Managers could adversely affect the business. Each Manager is critical to the Issuer's success. If the Issuer loses the services of either Manager, promoting the business and raising additional capital would be severely impacted and the business could fail. The Company does not currently maintain key person life insurance on any of the Managers.

The Issuer has and will continue to engage in certain transactions with related persons. The investor should be aware that there would be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Managers and the Members of the Issuer will be guided by their good faith and judgment as to the Issuer's best interest. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its creditors including the Note holders. Transactions with related parties of Issuer or its members could result in higher costs for goods and services or reduced performance to the Issuer and its designated series. The Issuer has and will use Christy J. Jepson and companies related to him, such as Strecker, Jepson & Associates for legal and financial matters and Senior Homes, LLC for construction and remodeling work. The Issuer has and will use companies related to Ranulfo S. Vizcarra to provide various services, including sponsoring and providing and promoting seminars and events with transportation for senior citizens to the restaurants. By purchasing a Note, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Transfer restrictions. The securities offered have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to 17 CFR 227.501 which states as follows:

"(a)§ 227.501(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the

Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1)§ 227.501(a)(1) To the issuer of the securities;

(2)§ 227.501(a)(2) To an accredited investor;

(3)§ 227.501(a)(3) As part of an offering registered with the Commission;

or

(4)§ 227.501(a)(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)§ 227.501(b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)§ 227.501(c) For purposes of this section, the term "member of the family of the purchaser" or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse."

Additional issuance of securities. Following the Investor's investment in the Company, the Company may sell security interests to additional investors, which may be equity or debt instruments. There is a risk associated with additional issuance of debt obligations of Issuer to the extent the debt cannot be repaid from its operations. There is a risk that the sale of the Issuer or its Assets or the sale of additional equity interests could result in management changes or other circumstances resulting in poor financial performance of the Issuer or its designated Series making it more difficult for the Issuer to make the payments to the holders of the securities.

A sale of the Issuer or of the assets of the Issuer. The Note holder will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Issuer and the members of the Issuer to manage the Issuer so as to provide income cash flow to pay the Note payments. Accordingly, the success of the investor's investment in the Issuer will depend in large part upon the skill and expertise of the executive management of the Issuer and the members of the Issuer. If the members of the Issuer authorize a sale of all or a part of the Issuer, or a disposition of a substantial portion of the Issuer's assets, there can be no guarantee that the value received by the Issuer will be sufficient to pay all of the debt of the Issuer.

Issuer's early payoff of Notes. There is a risk to the holders of the Notes that management will decide to pay off the Notes early resulting in the security holder's loss of future earnings from the Notes, which Notes could bear a greater interest rate at the time of payoff than market interest rates.

Fixed-Income market risk. The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which have been at or near historic lows in the United States and in other countries until recently.

Interest rate risk. Prices of bonds and other fixed rate fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the securities to decline. During periods of very low interest rates, which

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occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the security may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed rate fixed-income securities generally rise. However, when interest rates fall, the securities may be at lower yields and may reduce the securities return. The magnitude of these fluctuations in the market price of fixed income securities are generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries have been at or near historic lows, until recently. Interest rate changes may have different effects on the values of securities sold initially at higher than market interest rates and because of prepayment or extension provisions.

Financial statements. The Issuer is not required by the regulations to complete an attestation about its financial controls that would be required by the Sarbanes-Oxley Act of 2002. Therefore, the Issuer has not signed any attestation regarding its financial controls that the purchaser of the security can use to make an investment decision. In the event the investor believes the information provided is insufficient to make an adequate investment decision the investor should not invest in this security.

Forward-Looking statements. The disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself contain forward-looking statements and are subject to risks and uncertainties. Some of these risks have been described above. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements are statements made by the Issuer describing the Issuer's current expectations and projections relating to its objectives, planned operating results, financial expectations and future business performance. Forward-looking statements do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may, " "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in the disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, and its exhibits, you should understand that these statements are not guarantees of performance or results. They involve risks and uncertainties that may be beyond the Issuer's control. Although the Issuer believes that these forward-looking statements are reasonable, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the Issuer's assumptions prove incorrect or change, or should future circumstances require a change in the current plans of the Issuer, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Issuer in this Form C or any disclosures exhibits and other documents included in this Form C Disclosure, speaks only as of the date of this Form C Disclosure. Factors or events that could cause actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Best Efforts Offering. This offering is being conducted on a best-efforts basis. The placement agent is not required to purchase any of the Issuer's securities, nor is it obligated to sell any such securities to any Investor. Investment agreements (Investment Agreements) will be evaluated and accepted or rejected by the Issuer as they are received. There can be no assurance that the Issuer will receive investment commitments (Investment commitments) for the entire

Target Offering Amount of $500,000.00 from the sale of the Notes offered hereby or any amount. The failure to raise sufficient cash may reduce the Issuers ability to make new Loans to its designated Series, but it should not affect Issuer's ability to pay operating expenses and would not have a material adverse effect on the Issuer's business prospects, because its operating expenses are paid from repayments of the Loans it already made to its designated Series, and it has the ability to finance new Series acquisitions.

THE COMPANY AND ITS BUSINESS

Business Plan 201(d)

The Issuer's business is making loans to its designated Series to acquire real estate, by purchase or lease, establish, build or remodel restaurants and bars and lease or sublease those establishments to restaurant and bar operators that will offer food, spirits and video gaming to the general public in Illinois. The Company and its designated Series are in the Real Estate Business. Neither the Company nor any of its Series plan to operate restaurants and bars or apply for any restaurant business license, liquor license or gaming license. The business plan is as follows:

The Business Structure

The Italian Café, LLC is an Illinois series limited liability company, which currently has three designated Series, Series A, Series B and Series C. In Illinois, there can be an unlimited number of series ("Series") and each Series is treated as a separate entity. Assets and Liabilities of one Series are not Assets and Liabilities of any other Series and creditors of one Series cannot collect from the members of that Series or the members or assets of another Series. The LLC and each Series have their own Federal Employer Identification Numbers, their own bank accounts and file their own tax returns. The Italian Café, LLC and each designated Series is treated as separate partnerships for tax purposes. The income and losses of each Series are passed through to the members of that Series. The members of The Italian Café, LLC and all three of its designated

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Series are M2K of Chicago, LLC, an Illinois Limited Liability Company with a 50% membership interest and Senior Homes, LLC, an Illinois Limited Liability Company with a 50% membership interest.

The Italian Café, LLC will make a loan to each designated Series to purchase or lease property on a long-term lease, sufficient to house a restaurant or bar establishment, to remodel or build and equip the establishment and ready it to open ("Loan"). Each Series will sign a note payable to the Italian Café, LLC for the amount of the Loan and the Loan will be secured by either a first or second mortgage against the real estate, if the Series purchased the Real Estate, or the leasehold estate if the Series leased the real estate housing the restaurant. Each Series Loan will include an administration fee equal to fifteen percent (15%) of the amount advanced to cover The Italian Café, LLC's cost to raise the money to make the Loan to the Series. The principal amount in the note evidencing each Series Loan will be amortized over ten years with equal monthly payments of principal and interest at ten percent (10%) per annum.

Each Series will then lease or sub-lease the restaurant to a restaurant or bar operator on a long-term lease. The lease base rent will be sufficient to cover the Series rental obligations on its underlying lease or mortgage payments if the Series purchased the real estate, and the payments required under the note evidencing the Loan made by The Italian Café, LLC to the Series. The base rent will be 50% of the net income from food and liquor sales and 50% of all other income, such as the income generated by the establishment from the video gaming machines ("Base Rent"). The Base Rent will be adjusted quarterly.

Video Gaming

Illinois issues gaming licenses to restaurant or bar establishments with a liquor license located in a city or county that has approved video gaming. As of September 1, 2022, most of the cities and counties in Illinois have approved video gaming.

Illinois receives a monthly Video Gaming Tax distribution of 34% of the monthly Net Terminal Income and out of that pays the city or county 5% of the monthly Net Terminal Income keeping 29% of the monthly Net Terminal Income. Net Terminal Income is the difference between the amount taken in by the

Terminal (Video Game) and the funds paid out by the Terminal. The Net Wagering Activity is the difference between the Amount Played and the Amount Won by the players. The licensed terminal operator, the company licensed to provide the video gaming machines, receives 32.57435% of the monthly Net Terminal Income and the licensed establishment receives 32.57435% of the monthly Net Terminal Income.

The licensed terminal operator cannot receive an establishment license and the licensed establishment cannot have a terminal operator license. The terminal operator provides and maintains the machines and the payout machine, which pays any winnings to the machine player. The terminal operator will pay the cost of the electrical installation of the video gaming machines in the establishment.

According to the Illinois Gaming Board Video Gaming Report for the month of March 2022, there were 7,917 licensed establishments in Illinois housing a total of 42,525 video gaming machines. Each licensed establishment is limited to a maximum of 6 machines. The average number of machines per licensed establishment in March 2022 was 5.371. In March 2022, $2,964,606,258.41 was played in the 42,525 licensed machines in Illinois, or $69,714.43 per licensed machine. $2,715,050,876.36 was won by players on those machines, or $63,845.99 per licensed machine. The Net Terminal Income in March 2022 was 249,560,445.02, or $5,868.56 per licensed machine. *(See Figure 1)*.

Figure 1:

ILLINOIS GAMING BOARD
VIDEO GAMING REPORT
Statewide Allocation Summary
March 2022

	Establishment Count	VGT Count	VGT Wagering Activity			VGT Income		
			Amount Played	Amount Won	Net Wagering Activity	Funds In	Funds Out	Net Terminal Income
arch 2022	7,917	42,525	$2,964,606,258.41	$2,715,050,876.36	$249,555,382.05	$973,351,844.00	$723,791,398.98	$249,560,445.02

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An establishment in March 2022, with 6 machines, each with average net terminal income of $5,868.56, would have a total net terminal income of $35,211.36 of which 32.57435% or $11,469.88 would be the profit for that establishment for the month. Annualized, that amounts to $137,638.56 profit for the year.

Many establishments use marketing to make the existence of their machines known to the public and offer incentives such as $5.00 of free play for customers using their machines. The establishment can offer the player food or beverage except liquor. For instance, the establishment marketing plan could offer $5.00 in free play, paid for by the establishment. The licensed terminal operator may pay 50% of the ongoing establishment's advertising costs, as long as, the terminal operator is mentioned in the advertising.

Many of the establishments that market the opportunity for players to play the machines in their establishment generate net terminal income well in excess of $100,000 per month, more than $1,000,000.00 per year. That is why the restaurant and bar operators are so anxious to open new establishments, to enjoy the huge gaming profits.

M2K of Chicago, LLC, a member of the Company, owns a number of healthcare companies, operating under the name Healthcare Plus, providing home healthcare and caregiver servicers to senior citizens. The home healthcare companies provide, nursing, medical care, physical therapy and hospice services.

The Healthcare Plus caregiver companies employ approximately 6,500 caregivers providing aid to approximately 6,500 senior citizens in their homes all over Illinois. The Healthcare Plus caregiver companies help the seniors with everyday living requirements, such as bathing, dressing, cooking, cleaning, washing clothes, procuring groceries, getting medicine and other traveling requirements.

Many of the seniors look forward to opportunities to go out and socialize with other seniors. The Healthcare Plus caregiver companies have implemented a program where the seniors are taken by their caregivers to restaurants in groups of 20 or 30 at each restaurant, where they can get a meal and socialize.

Healthcare Plus offers seminars to those seniors. Doctors, nurses, pharmacists, lawyers and other professionals speak about subjects of interest to the seniors. Entertainment is also offered in the form of games,

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music, karaoke, bar bingo and video gaming. We believe the restaurant and bar operators will find these programs will greatly enhance their food, beverage and video gaming profits, and each of the Company's Series Base Rent.

Business Strategy

The Italian Café, LLC plans to implement its business plan by leveraging opportunities created by video gaming to aid the restaurant industry in its recovery from the recent pandemic.

Because of the pandemic, there are many experienced, seasoned, restaurant operators that do not have the capital to open a restaurant or bar business or expand their existing business to take advantage of the video gaming profit opportunities provided by the State of Illinois. There are also many existing restaurant and bar facilities available to purchase or lease, because they were vacated during the pandemic.

The Italian Café, LLC designated Series intends to purchase or long- term lease restaurant or bar facilities, remodel them, and lease or sublease them, to experienced restaurant and bar operators that will offer food, spirits and video gaming to the public.

Each of the Company's Series, as a landlord, will recover its capital and a profit through the lease to the operator of the restaurant and bar. The restaurant and bar operator will apply for its liquor and gaming license and autonomously operate the business, for as long as the rent is paid. In the event the operator has a problem with a license or doesn't meet its obligations, the Series is protected by the lease. If the Operator defaults under the lease, the Series can terminate the lease and lease the establishment to a different operator.

With this structure, the restaurant operator can lease and run a restaurant operation without having to expend a large amount of money. The restaurant operator will only need to purchase food and liquor inventory, pay for its licenses, pay for menus, signage and initial marketing and operating costs to open the restaurant and bar.

For example, a 3,000 square foot location that the restaurant operator and the Series agree upon, is leased for 20 years by the Series at a cost of $15.00 per square foot gross per year or $3,750.00 per month. The cost to remodel and equip the space is $150,000.00. The Italian Café, LLC makes a Loan to the Series and the Series executes a note payable to The Italian Café, LLC and a leasehold mortgage for $172,500.00 ($150,000.00 plus a 15% Fee) with monthly payments of principal and interest amortized over ten years at ten percent (10%) interest with payments of $2,279.60 per month.

The Series subleases the space to the Operator for 50% of the net food and liquor sales, plus 50% of all other monthly income, including the establishment's share of the video gaming monthly net terminal income, which is determined to be $11,834.94 per month as calculated below. This Base Rent allows the Series to pay the $3,750.00 underlying rent and the $2,279.60 monthly Loan payment to The Italian Café, LLC. The sublease also has a provision to adjust the Base Rent quarterly.

Based on the assumption that the establishment generates net video gaming revenue to the operator of the average monthly amount of $11,469.88, and assuming that the operator's gross monthly food and liquor sales are $40,667.00, food and liquor costs are 30% of sales or $12,200.00, labor costs are 30% of sales, or $12,200.00 and all other costs are 10%, or 4,067.00, the operator's net profit from food and beverage before rent would be 30% of gross sales, or $12,200.00 and his net profit including gaming before rent would be 23,669.88 ($11,469.88+12,200.00). After paying rent of $11,834.94, the operator would have netted $11,834.94 for the month. The operator would generate this income with little investment of its own.

Assuming an average investment of $200,000 00 per location, the $5,000,000.00 raise could open at least 20 locations. Based on the assumptions stated above, with only average net video gaming revenue those 20 locations could generate $116,106.80 per month or $1,393,281.60 per year, while paying off the $5,000,000.00 raise over ten years at 10% interest. With a little marketing and the Healthcare Plus senior program, both the restaurant operator and the Series could generate far greater profits.

The Company's Series C leased and remodeled a 5,100 square foot restaurant located at 504 W. Northwest Highway in Palatine, Illinois and subleased it to Annie's Restaurant. Annie's generates sufficient monthly income to pay Series C the Base Rent. With the Base Rent, Series C pays the underlying rent and makes the payments to The Italian Café, LLC on the Loan made to remodel the premises. Annie's Restaurant has a liquor license and a gaming license from the State of Illinois. Annie's has signed an agreement with a terminal operator to supply the video gaming machines and has applied for its gaming license from the Village of Palatine. As soon as it receives that license, Annie's will install the video gaming machines. Annie's is already using the Healthcare Plus senior program.

The Company's Series A has entered into a contract to purchase a 5,800 square foot restaurant and Bar called the Tender Trap, including the 19,000 square foot shopping center housing the Tender Trap, located at 101-109 S. Halsted Street in Chicago Heights, Illinois for $880,000.00. The Italian Café, LLC is loaning Series A sufficient money for a down payment and some remodeling costs, Series A is financing the remainder of the purchase price.

Series A is leasing the property to an operator that is taking over the Tender Trap for a Base Rent of $14,629.00 per month plus Cam and Taxes of $3,480.00 per month. The Base Rent is sufficient to pay the monthly mortgage payments on the first mortgage and the monthly second mortgage payments on the Loan from The Italian Café, LLC and the Base Rent adjusts quarterly.

The Tender Trap's net terminal income in 2021 was $513,000.00, $170,000.00 was tender trap's share. The Tender Trap operators will implement Healthcare Plus senior program. 30 seniors and caregivers, 3 times per week would bring 360 new people per month to the Tender Trap. If each one played $100.00 on the video machines, the net terminal income would increase by $36,000.00 per month and Tender Trap's share of that would be an additional monthly profit of $11,726.76, an additional annual profit of $140,721.19.

The Investment – Description of Securities

The Issuer intends to sell 5,000, $1,000. Notes, with a two (2) Note Minimum from The Italian Café, LLC, totaling up to $5,000,000. Each Note will bear interest at 10% per annum with 40 equal quarterly payments of principal and interest fully amortizing the Notes over ten years. Interest will accrue from the Dated Date of the Notes. The Notes may be prepaid by the Issuer at any time after the first year by paying the unamortized principal balance at that time. Any investor whose Note is prepaid, will be welcome to invest in any new offering of The Italian Café, LLC or any offering made by any of the Italian Café, LLC's Series. The notes are senior unsecured debt instruments and therefore senior to the member's equity interest.

OWNERSHIP AND CAPITAL STRUCTURE 201(c)(m)

M2K of Chicago, LLC, an Illinois limited liability company is a fifty percent (50%) member of the Issuer and Senior Homes, LLC, an Illinois limited liability company, is a fifty percent (50%) member of the Issuer.

The membership interest of M2K of Chicago, LLC is owned nineteen percent (19%) by The Ranulfo S. Vizcarra Revocable Trust dated October 9, 2007 as amended on June 17, 2008 and March 20, 2014, of which Ranulfo S. Vizcarra is the sole trustee and beneficiary until his death ("Ranulfo Trust") and ninety one (81%) by the Annabel Rose Vizcarra Trust dated August 24, 2016, of which Annabel Rose Vizcarra, is the sole beneficiary and Christy J. Jepson is the sole trustee. Ranulfo S. Vizcarra is the manager of M2K of Chicago, LLC.

The membership Interest of Senior Homes, LLC is owned as follows:

(11.00%) by Christy J. Jepson, (13.34%) by Patricia A. Jepson, (13.33%) by Charles P. Jepson, (13.33%) by Michael Drew, (24.50%) by Tracy L. Paris, and (24.50%) by Fred J. Jepson. Charles P. Jepson and Christy J. Jepson are managers of Senior Homes, LLC.

FINANCIAL CONDITION 201(p)(s)

Financial Condition and Indebtedness of the Issuer: The Issuer was formed on July 14, 2014. The 2019, 2020, 2021 and 2022 Audited Balance Sheets indicate Members' Equity of $151,812 in 2019, $119,511 in 2020, $222,033 in 2021and $325,681 in 2022. $58,031 was due to Senior Homes, LLC including interest at the rate of 10% per year through 2019, $ 97,875 through 2020, $99,807 through 2021and $62,800 through 2022. The Asset portion of the Balance Sheets indicate that $83,845 was due with interest at the rate of 10% per annum from The Italian Cafe, LLC Series C in 2019, $81,912 in 2020, $75,263 in 2021 and $103,360 in 2022. At the end of 2022, a total of $122,622 was due the Italian Café, LLC, with interest, from all affiliates including $18,927 due from Series A and $1,269 due from Series B. The Balance Sheets indicate $125,702 was due from Luigi's Food & Pizza, LLC and one of Luigi's members with interest in 2019, $135,231 in 2020, $144,759 in 2021, and $154,288 in 2022. The Italian Café, LLC is suing Luigi's Food & Pizza and one of its members on a note they signed and for advances made by The Italian Café, LLC to them, at the time of their occupancy as a tenant of Series C in 2014. They vacated Series C's restaurant property in 2015 and the property was released on January 1, 2016.

The Issuer's Income Statements shows Net Income in 2019 of $8,720, $7,699 in 2020, $5,022 in 2021 and $19,204 in 2022, primarily from interest income paid from Series C.

In 2023 and beyond, the Issuer expects to receive principal and interest payments from Series C and its other designated Series on funds it will advance to open additional establishments. The Issuer expects to collect principal and interest on those funds advanced at 10% per annum and pay interest at 10% per annum, with principal payments to the Note Holders that provided the funds. The Italian Cafe, LLC Series C and the other designated Series that have developed and leased an establishment, make those payments from the Base Rent they receive from their tenants.

The Base Rent received by the Series is expected to be sufficient to pay the underlying rent or acquisition payments and pay the monthly payments due the Issuer on its Loan.

The Base Rent is expected to provide extensive profits and liquidity to each Series, ensuring that it has the liquidity to make the Loan payments to The Italian café, LLC so that The Italian Café, LLC will have the cashflow to pay the Note Holders.

With the maximum raise of $5,000,000, The Italian Café, LLC's Series should have the ability to acquire 20 or more properties. With that volume, if a few locations have problems, the revenue from the other Series should more than cover The Italian Café, LLC Note payments.

FINANCIAL STATEMENTS

Year	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	$388,537	$321,956	$218,437	$210,861
Cash & Cash Equivalents	$111,627	$101,600	$ 25	$ 45
Accounts Receivable	$276,910	$220,356	$218,412	$210,816
Short Term Debt	$ 56	$ 116	$ 116	$ 118
Long Term Debt	$ 62,856	$ 99,807	$ 98,810	$ 58,931
Revenues/Sales	$ 19,204	$ 16,180	$ 16896	$ 6,900
Cost of Goods Sold	$ 15,494	$ 11,042	$ 9,081	$ 8,062
Taxes Paid	$ 62	$ 116	$ 116	$ 118
Net Income	$ 3,648	$ 5,022	$ 7,699	$ 8,720

An audit of the Issuer's financial statements for its 2019, 2020, 2021and 2022 fiscal year, in accordance with (t)(3) of 17 CFR 227.201 is attached to this Second Amended Form C and Annual Report, incorporated herein by reference and made a part hereof and those audited financial statements are posted on the Issuer's Website at www.Goitaliancafe.com.

ADDITIONAL DISCLOSURES

201(n) Intermediary information: The name of the intermediary through which the offering will be conducted is Crowdsourcefunded.com. The CIK number of the intermediary is 0001667727. The SEC file number of the intermediary is 007-00027. The CRD number of the intermediary is 283378.

201(o) Compensation of Intermediary: The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering is Five Percent (5.0%) of the amount raised. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest is None.

201(t) Issuer Representation: The Issuer represents that, to the best of its knowledge, and belief, after due and reasonable inquiry, the Issuer, any member or manager of the Issuer, any promoter or other person compensated with respect to this offering, or any other person listed in section 17 CFR 227.503(a) in connection with this offering, has been convicted, ordered, adjudged, decreed, suspended, expulsed, barred, or the subject of any other event that is a disqualifying event as contemplated by 17 CFR 227.503.

201(v) Updates: Updates regarding the progress of the Issuer in meeting the Target Offering Amount, will be provided in accordance with §227.203.

201(w) Annual Report: The Issuer's annual report will be available on the Issuer's website on April 30 of each year.

201(x) No Predecessors: The Issuer has no predecessors. The Issuer has not previously failed to comply with the ongoing reporting requirements of §227.202.

201(q) Past exempt offerings: The Issuer has not raised money through any exempt offerings conducted in the past.

201(y) Necessary material information: There is no material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

USE OF PROCEEDS

Best Efforts Offering. This offering is being conducted on a best-efforts basis. The placement agent is not required to purchase any of the Issuer's securities nor is it obligated to sell any such securities to any Investor.

Investment agreements (Investment Agreements) will be evaluated and accepted or rejected by the Issuer as they are received. There can be no assurance that the Issuer will receive investment commitments (Investment Commitments) for the entire Target Offering Amount of $500,000.00 from the sale of the Notes offered hereby or any amount. The failure to raise sufficient cash may reduce the Issuers ability to make new Loans to its designated Series, but it should not affect Issuer's ability to pay operating expenses and would not have a material adverse effect on the Issuer's business prospects, because its operating expenses are paid from repayments of the Loans it already made to its designated Series, and it has the ability to finance new Series acquisitions.

201(g) Target offering amount: The targeted offering amount is Five Hundred Thousand Dollars ($500,000.00) or the sale of Five Hundred (500) One Thousand Dollar ($1,000.00) Notes (Target Offering Amount) and the deadline to reach the Target Offering Amount is October 31, 2023 (Offering Deadline). In the event the sum of the Investment Commitments do not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, Investment Agreements will be cancelled and committed funds will be returned.

201(h) Proceeds in excess of the Target Offering Amount: The Issuer will accept Investment Commitments in excess of the Target Offering Amount on a first-come, first-served basis up to a maximum of Five Million Dollars ($5,000,000.00) or the sale of Five Thousand (5,000) One Thousand Dollar ($1,000.00) Notes.

201(i) The purpose and use of the offering proceeds: The Italian Cafe, LLC will use these funds to pay the cost of marketing and selling the Notes, pay its debt, including debt owed to its Managers or Members or return part of its capital, pay ongoing operating costs and to loan funds to any of its designated Series at 10% per annum interest with equal monthly payments of principal and interest to fully amortize the Loans over 10 years. These Loans will allow each Series to pay their debts, ongoing operating costs and obligations and to acquire, lease, remodel or build and equip individual restaurant and bar establishments in areas where video gaming has been approved, as described in the Business Plan above.

The listed use of proceeds is the present expectation of the Issuer. The Issuer will have the right to alter the use of proceed in its discretion based upon the future circumstances of the Issuer. Proceeds of the offering will be used in part to pay obligations and/or return capital of the Issuer to its Members and to pay companies related to its Managers or Members. The Notes are unsecured debt instruments and are senior to the member's equity.

The Company has not raised capital in any past Exempt Offering. The Company has conducted limited Test the Waters marketing in an effort to assess potential interest among Registered Investment Advisers and others. A copy of the marketing materials used are included as an Exhibit to this Offering Statement.

201(r) Transactions with related parties: Since the beginning of the last fiscal year of the Issuer, January 1, 2022, the Issuer has not entered into any transaction with any of the persons described in 17 C.F.R. 227.201(r)(1),(2),(3)or(4) in an amount in excess of 5% of the capital raised during the previous 12 months. The Issuer has made distributions, return of capital and repayment of loans to members of the Issuer. The only capital is from the members of the Issuer, Senior Homes, LLC and M2K of Chicago, LLC. The crowd funding raise contemplated by the Issuer is based on the sale of Notes, which are debt instruments and not capital. 5% of the Target Offering Amount of $500,000.00 is $25,000.00 and there have been no transactions in that amount or greater between the Issuer and any of the persons or entities described in (r)(1),(2),(3)or(4). The Issuer has made distributions, return of capital and repayment of loans to members. Since the organization of the Issuer on July 14, 2014, the Issuer has received capital and loans due on demand and bearing interest at ten percent (10%) per annum from M2K of Chicago, LLC and Senior Homes, LLC. The Issuer has returned Capital and paid loans to its members and made other distributions to its members. Senior Homes, LLC and M2K of Chicago, LLC, or other companies owned by them or the Issuer's Managers, Ranulfo S. Vizcarra and Christy J. Jepson, have provided, and will provide in the future, construction and remodeling services, supplies, equipment and materials, marketing services, computer and administrative services and other services at a cost equal to the fair market value of the services, supplies, equipment and material provided to the Issuer and its designated Series. Strecker, Jepson & Associates has provided, and

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will provide in the future, to the extent not prohibited by conflict, corporate, tax, financial, security and other legal and financial services to the Issuer and its designated Series. Ranulfo Vizcarra, M2k of Chicago, LLC and the Healthcare Plus caregiver companies owned by M2k of Chicago, LLC, will implement a senior program, as described herein, for designated Series of the Company and their tenants.

MANAGEMENT 201(b)(m)

Management:

The Issuer is operated by two managers, Ranulfo S. Vizcarra and Christy J. Jepson (Managers), who have managed the Issuer since its organization on July 14, 2014. The Managers are also the Managers of each designated series of the Issuer. At this time there are three designated Series, Series A, Series B and Series C. Series C has leased a property on a long- term lease in Palatine, Illinois, developed the property into a restaurant and bar and subleased the property to a restaurant operator. Pursuant to the terms of The Italian Café, LLC operating agreement, either manager is authorized to act without the other, except no Manager may sale all or substantially all of the Assets of the Issuer, bind the Issuer to any lease, contract or other obligation in excess of $10,000.00, or cause the Issuer to sale any of the Membership interest of the Issuer, without the prior authorization of the majority of the Members of the Issuer. Both Mr. Vizcarra and Mr. Jepson have been and are expected to continue to be involved in acquiring, leasing, building and remodeling, negotiating with landlords, restaurant and bar operators, terminal operators and others on behalf of The Italian Cafe, LLC and its designated Series.

(1) Ranulfo S. Vizcarra was educated and trained as a physician in the Philippines. Mr. Vizcarra is the trustee and one hundred percent beneficiary of the Ranulfo Trust, which owns a nineteen percent (19 %) membership interest in M2K of Chicago, LLC, previously known as M2K, LLC, an Illinois limited liability company, and Ranulfo's daughter's trust, owns the other 81%. M2K of Chicago, LLC owns and operates a number of healthcare related companies and real estate properties, and (100%) of M2K of Illinois, LLC, an Illinois limited liability company that operates residential real estate renta.

properties. M2K of Chicago, LLC also owns a fifty percent (50%) membership interest in the Italian Cafe, LLC and each of its designated Series. Mr. Vizcarra is the sole Manager of M2K of Chicago, LLC, and an officer, director or manager of all of the corporations or limited liability companies which M2K of Chicago, LLC has an ownership interest in, including the Issuer. Mr. Vizcarra, for his own account, or as a shareholder, member, director or officer of the companies in which he serves, has negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, restaurants and bars, condominiums, apartments and single-family homes. Mr. Vizcarra has managed and operated a number of companies and real estate properties.

(2) Christy J. Jepson was educated at DePaul University in Chicago, Illinois. After graduating and passing the Certified Public Accounting exam, he graduated from the John Marshall Law School in Chicago, Illinois, and he is a licensed attorney practicing law at the law firm of Strecker, Jepson & Associates in Lake Zurich, Illinois. Mr. Jepson is a manager of and owns an eleven percent (11%) interest in Senior Homes, LLC, an Illinois limited liability company in the real estate development and construction business. Senior Homes, LLC owns fifty percent (50%) of the membership interest of the Issuer and each of its designated series. Mr. Jepson has, as an attorney, as a shareholder, member, director or officer of companies or for his own account, negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, hotels, restaurant and bars, casinos, condominiums, apartments, time share properties and single-family homes. Mr. Jepson has managed and operated a number of companies and real estate properties.

(3) Mr. Vizcarra currently holds the following positions and employment:
Manager of the Italian Cafe, LLC, The Italian Cafe, LLC Series A, The Italian Cafe, LLC Series B and the Italian Cafe, LLC Series C located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois

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60047; Manager of M2K of Chicago, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of acquiring, owning and operating healthcare companies, real estate and real estate companies; Manager of M2K of Illinois, LLC, an Illinois series limited liability company located at 3501 Algonquin Road, Suite 550, Rolling Meadows, Illinois 60008, in the business of operating real estate rental properties; Manager of HCP Financial, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 70% member, in the business of providing management, administration, accounting and other services to healthcare related companies; Manager of Medical Gear, LLC d/b/a Healthcare Plus Senior Care, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 70% member, in the business of providing caregiver services; President of Healthcare Plus Caregivers Corporation, an Illinois Corporation located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 70% shareholder in the business of providing caregiver services; Manager of Healthcare Plus Homemakers LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a member, in the business of providing caregiver services; Manager of Comforthome Private Care LLC, an Illinois limited liability company, located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a member, in the business of providing caregiver services; Manager of Healthcare Plus Hospice LLC, an Illinois limited liability company located at 1272 W. Northwest Highway, Palatine, Illinois 60067, of which M2K of Chicago, LLC is a 50% member in the business of providing hospice services; Manager of Chicagoland Homeowners Association, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 70% member, in the business of acquiring and operating real estate properties; Manager of 3949 North Pulaski LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 70%

member, in the business of owning and operating the building at 3949 N. Pulaski, Chicago, Illinois 60641. Manager of Elite Healthcare Providers, LLC, located at an Illinois limited liability company, located at 3501Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, of which M2K of Chicago, LLC is a 100% Member, in the business of operating a licensed home health agency.

(4) Mr. Jepson is the owner and manager of Strecker, Jepson & Associates, a law firm located at 21020 N. Rand Road, Suite C-2, Lake Zurich, Illinois 60047. Mr. Jepson is a Manager and provides financial and legal services to Senior Homes, LLC located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047 and All America Reverse Mortgage, LLC located at 21020 N. Rand Road, Suite C-1, Lake Zurich, Illinois 60047, of which Senior Homes is a 100% Member. Mr. Jepson is the President of GCF, Inc., an Illinois corporation, the sole asset of which is a patent. Mr. Jepson is a Manager of the Issuer and each of its designated Series.

201(e)Employees: The Issuer currently has two Managers that each spend approximately forty hours per month working in this business. It is anticipated that few employees will be needed initially to operate the Issuer, but as additional employees are needed, they will be added.

CROWDSOURCEFUNDED INVESTMENT PROCESS

Making an Investment in the Company 201(j)

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Notes. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

The intermediary will notify investors when the target offering amount has been met.

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

201(k) If any material change (other than reaching the Targeted Offering Amount) occurs related to the offering prior to the Offering Deadline, the Issuer will provide notice to purchasers and receive reconfirmations from purchasers who have already made commitments. If a purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If an Issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Notes will be sold in the offering, investment commitments will be cancelled and committed funds will be returned, and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Notes in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

- Personal information such as your current address and phone number;
- Employment and employer information;
- Net worth and income information;

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- Social Security Number or government issued identification; and

- ABA bank routing number and checking account number

How much can I invest?

A Non-Accredited Investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the greater of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately the Company has set a minimum investment amount of Two Notes or $2,000.

How Can I or the Company Cancel My Investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Notes have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name the Company's name, the amount, the investment number if applicable, and the date you made your investment.

After My Investment, what is my ongoing relationship with the Company?

You are an investor and Noteholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

The Company becomes a fully-reporting registrant with the SEC;

The Company has filed at least one annual report, but has no more than 300 shareholders of record;

The Company has filed at least three annual reports, and has no more than $10 million in assets;

The Company or another party repurchases or purchases all the Notes sold in reliance on Section 4(a)(6) of the 1933 Act; or

The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

The best way to keep track of your investment is by monitoring the progress and developments of the Company. In addition to annual reporting updates that the Company is required to file with the SEC, you may also receive periodic updates from the Company about its business.

Can I sell my Notes after buying them?

Notes purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

- To the Company that sold the Notes;

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- To an accredited investor;

- As part of an offering registered with the SEC; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your Notes. Currently, there is no market or liquidity for these Notes and it may be some, if ever, time before the Company lists these Notes on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A

"liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

The undersigned, being all of the Members of The Italian Cafe, LLC, pursuant to the Operating Agreement, hereby authorize the Managers to sale the securities described in this Second Amended Form C and Annual Report in the manner described in this Second Amended Form C and Annual Report to encumber the Company in the amounts and on the terms described in this Second Amended Form C and Annual Report, and to execute this Second Amended Form C and Annual Report and any and all other documents required to accomplish the transactions described in this Second Amended Form C and Annual Report.

Members:
M2k of Chicago, LLC

Date: 4/25/2023   By: _____

Print: RANULFO S. VIZCARRA

Its: Manager

Senior Homes, LLC

Date: 4/25/2023   By: _____

Print: Christy J. Jepson

Its: Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Second Amended Form C and Annual Report has been signed by the following persons in the capacities and on the dates indicated.

The Italian Cafe, LLC

Date: 4/25/2023

By: [signature]

Print: Christy J. Jepson

Its: Manager

Date: 4/25/2023

By: [signature]

Print: RANULFO S. VIZCARRA

Its: Manager

The Italian Café, LLC

By Its Members:

M2k of Chicago, LLC

Date: 4/25/2023

By: [signature]

Print: RANULFO S. VIZCARRA

Its: Manager

Senior Homes, LLC

Date: 4/25/2023

By: [signature]

Print: Christy J. Jepson

Its: Manager

34

This document was prepared by:
Christy J. Jepson
Strecker, Jepson & Associates
21020 N. Rand Road, Suite C-2
Lake Zurich, Illinois 60047
Telephone: (847) 719-3470
Email: jep33@aol.com

EXHIBITS

Exhibit A	Issuer's Articles of Organization
Exhibit B	Issuer's Operating Agreement
Exhibit C	Issuer's Minutes
Exhibit D	Issuer's Audited Financial Statements
Exhibit E	Test the Waters Marketing Material

Form **LLC-5.5(S)**	Illinois Limited Liability Company Act Articles of Organization	FILE # 04884388
Secretary of State Jesse White Department of Business Services Limited Liability Division www.cyberdriveillinois.com	Filing Fee: $750 Expedited Fee: $100 Approved By: DJR	**FILED** JUL 14 2014 Jesse White Secretary of State

1. Limited Liability Company Name: THE ITALIAN CAFE, LLC

2. Address of Principal Place of Business where records of the company will be kept:
   21020 N. RAND ROAD, SUITE C-4

   DEER PARK, IL 60047

3. Articles of Organization effective on the filing date.

4. Registered Agent's Name and Registered Office Address:

   CHRISTY J. JEPSON
   21020 N RAND RD STE C
   LAKE ZURICH, IL 60047-3006   LAKE

5. Purpose for which the Limited Liability Company is organized:
   "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. The Limited Liability Company is managed by the manager(s).

   VIZCARRA, RANULFO S.
   1090 GLENCREST DRIVE
   BARRINGTON, IL 60010

   JEPSON, CHRISTY J.
   1127 KING ARTHUR COURT
   PALATINE, IL 60067

8. Name and Address of Organizer
   I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

   Dated: JULY 14, 2014   CHRISTY J. JEPSON
                                           21020 N. RAND ROAD, SUITE C-2
                                           DEER PARK, IL 60047

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

This document was generated electronically at www.cyberdriveillinois.com



WWW.CYBERDRIVEILLINOIS.COM

JESSE WHITE
SECRETARY OF STATE

LLC FILE DETAIL REPORT

Entity Name	THE ITALIAN CAFE, LLC	File Number	04884388
Status	ACTIVE	On	05/10/2016
Entity Type	LLC	Type of LLC	Domestic
File Date	07/14/2014	Jurisdiction	IL
Agent Name	CHRISTY J. JEPSON	Agent Change Date	07/14/2014
Agent Street Address	21020 N RAND RD STE C	Principal Office	21020 N. RAND ROAD, SUITE C-4 DEER PARK, IL 600470000
Agent City	LAKE ZURICH	Management Type	MGR View
Agent Zip	60047	Duration	PERPETUAL
Annual Report Filing Date	05/10/2016	For Year	2016
Series Name	(001) ACTIVE - THE ITALIAN CAFE, LLC SERIES A (002) ACTIVE - THE ITALIAN CAFE, LLC SERIES B (003) ACTIVE - THE ITALIAN CAFE, LLC SERIES C		

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LLC File Detail Report

File Number	04884388
Entity Name	THE ITALIAN CAFE, LLC
Status	ACTIVE

Entity Information

Principal Office
21020 N. RAND ROAD, SUITE C-4
DEER PARK, IL 600470000

Entity Type
LLC

Type of LLC
Domestic

Organization/Admission Date
Monday, 14 July 2014

Jurisdiction
IL

Duration
PERPETUAL

Agent Information

Name
CHRISTY J. JEPSON

Address
21020 N RAND RD STE C
LAKE ZURICH , IL 60047

Change Date
Monday, 14 July 2014

Annual Report

For Year
2022

Filing Date
Thursday, 7 July 2022

Managers

Name
Address
VIZCARRA, RANULFO S.
3501 ALGONQUIN RD.
ROLLING MEADOWS, IL 60008

Name
Address
JEPSON, CHRISTY J.
21020 NRAND RD STE C2
LAKE ZURICH, IL 600470000

Series Name

(001) ACTIVE
THE ITALIAN CAFE, LLC SERIES A

(002) ACTIVE
THE ITALIAN CAFE, LLC SERIES B

(003) ACTIVE
THE ITALIAN CAFE, LLC SERIES C

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE ITALIAN CAFE, LLC

AN ILLINOIS LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT of

THE ITALIAN CAFE, LLC

an Illinois Limited Liability Company authorized to form series ("the Company"), is entered into and shall be effective as of July 14, 2014, by and among the Company and each of the Members of the Company executing this Limited Liability Company Operating Agreement ("Agreement").

For and in consideration of the mutual convenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement, made pursuant to the *Illinois Compiled Statutes Annotated, Chapter 805. Business Organizations Law, cited as the Limited Liability Company Act; 805 ILCS Section 180/1-1 et seq.*, as amended from time to time (the "Law" or "Act") do hereby agree to the terms and conditions of this Agreement. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Agreement, and that no Member shall be liable to the Company or to any other Member or Members for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members and the Company do hereby agree that the duties and obligations imposed on the Members of the Company as set forth in this Agreement, are intended to govern the relationship among the Company and the Members, notwithstanding any provision of any common, federal or state law or regulation to the contrary. Each Member agrees to be bound by all the terms and conditions of this Agreement and the formation certificates or Articles of Organization. This Operating Agreement shall be subject to the Limited Liability Company Act.

Each Member acknowledges that the interests in the Company have not been registered under the Securities Act of 1933 or the laws of Illinois governing the sale of securities, or the securities laws of any other state, because the Company is issuing interests in reliance upon the exemption from the registration requirements of such laws providing for non-public offerings. The Company has relied upon representations of the Members that each is acquiring the interest for investment purposes and not resale or to distribute to others. Each Member has been furnished all information regarding the interests and warrant and represent that the Member has the experience and sophistication as an investor adequate for evaluation of the merits and risks of investment in the Company.

1

ARTICLE 1

Definitions

SECTION 1.1. For purposes of this Operating Agreement, and unless the context indicates otherwise, the word or words set forth below and in other provisions hereof within quotation marks shall be deemed to have the meaning set forth below or in such provision:

A. "Additional Member" – a Member, other than the Initial Member, who has acquired a Membership Interest from the Company.

B. "Articles" – the formation documents and Certificates filed with the Secretary of State.

C. "Assignee" – the transferee of a Member's Membership Rights.

D. "Admission Agreement" – the Agreement between an Additional Member and the Company as described in this Agreement.

E. "Bankrupt Member" – a Member who has filed a petition commencing a voluntary case under the Bankruptcy Code; a general assignment by a Member for the benefit of creditors; an admission in writing by a Member of his or her inability to pay his or her debts as they become due, the filing by a Member of any petition or answer in any proceeding seeking for himself or herself, or consenting to, or acquiescing in, any insolvency, receivership, composition, readjustment, liquidation, dissolution, or similar relief under any present or future statute, law, or regulation, or the filing by a Member of an answer or other pleading admitting or failing to deny, or to contest, the material allegations of the petition filed against him or her in any such proceeding; the seeking or consenting to , or acquiescence by a Member in, the appointment of any trustee, receiver or liquidator of him or her, or any part of his or her case under the Bankruptcy Code, or a proceeding under any receivership, composition, readjustment, liquidation, insolvency, dissolution, or like law or statute, which case or proceeding is not dismissed or vacated within 60 days.

F. "Certificate" – the Articles of Organization as properly adopted and amended from time to time by the Members and other documents filed with the Secretary of State.

G. "Dissolution" – those events of dissolution set forth herein and (1) In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee); (2) in the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership; (3) in the case of a Member that is a corporation, the filing of a Certificate of Dissolution, or its equivalent, for the corporation or its equivalent, for the limited liability Company, or the involuntary dissolution by a non-appealable order of a court; or (4) in the case of an estate, the distribution by the fiduciary of the estate's entire Membership Interest.

H. "Initial Members" – those persons identified on Schedule A attached hereto and made a part hereof by this reference who have executed this Agreement.

I. "Member" – each of the persons signatory hereto either by signing this Agreement or agreeing to be obligated by the terms of this Agreement and any other person or persons who may subsequently be designated as a Member of this Company pursuant to the terms of this Agreement.

J. "Membership Interest" – the share of profits and losses, gains, deductions, credits, cash, assets, and other distributions (liquidations and otherwise) and allocations of a Member or, in the case of an Assignee, the rights of the assigning Member.

K. "Membership Rights" – the rights of a Member which are comprised of a Member's (1) Membership Interest, and may or may not be comprised of a Member's right to (2) vote and (3) participate in the management of the Company, if so specified herein.

L. "Notice" – Notice shall be in writing as set forth herein.

M. "Person" – an individual, business entity, business trust, estate, trust, association, joint venture, government, governmental subdivision or agency or any other legal or commercial entity.

N. "Resignation" – the decision or determination of a Member to no longer continue as a Member.

O. "Retirement" – the withdrawal of a Member or Manager from the Company upon such times and events as are provided in this Agreement which will permit withdrawal of a Member without violating or breaching the terms of the Agreement.

2

ARTICLE II

Organization of the Company

SECTION 2.1. BUSINESS OF THE COMPANY.

The Company may engage in any lawful business for which limited liability companies may be organized in the State of Illinois, or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority and power to do all things necessary or convenient to accomplish its purpose and operate the business as described herein. The terms of this Agreement and the laws of the State of Illinois shall govern the operation of this Company. An additional purpose of this LLC is to invest in, build out, lease and operate, restaurants, bars and video gaming machines.

This LLC may establish and designate one or more series pursuant to Article 37 of the Act (each a "Series"). The name of each Series shall begin with "The Italian Cafe, LLC Series" and then contain a letter of the alphabet in sequential order for each particular Series beginning with the letter "A".

Pursuant to Article 37 of the Act, the debts, liabilities and obligations incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof. Unless otherwise provided in this Operating Agreement or the Operating Agreement of such series, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this Limited Liability Company generally or any other series thereof shall be enforceable against the assets of such series.

For each new Series designated, the Company shall file a Certificate of Designation with the Illinois Secretary of State. Each Series shall maintain distinct books and records separate from the Company or any other Series. The assets of each Series shall be held and accounted for separately from the assets of the Company or any other Series.

Each Series shall have its own rights, powers, duties, members, managers, operating agreement, assets, liabilities and capital. It is anticipated that additional Series shall be created in the future.

SECTION 2.2. COMPANY NAME

The Company name shall be as set forth above. The Members shall be Members in the Company and shall continue to do business under the name, as permitted by law, until the name of the Company or the Company shall terminate.

SECTION 2.3. PRINCIPAL OFFICE.

The principal office of the Company shall be located in the state of Illinois at 21020 N. Rand Road, Suite C-4, Deer Park, Illinois 60047 or such other place or places as the Managers may determine. The Managers will give notice to the Members promptly after any change in the location of the principal office of the Company.

SECTION 2.4. REGISTERED AGENT FOR SERVICE OF PROCESS.

There must be at least one registered agent for the service of process for the Company and the registered office shall be that Person and location set forth in the Articles or Certificate as filed in the office of the Secretary of State. The Members or Managers, may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members or Managers shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Members shall fail to designate a replacement registered agent or change of address of the registered office, any Member or Manager may designate a replacement registered agent or file a notice of change of address.

SECTION 2.5. DURATION.

3

The Company is formed as of the date when the Articles become effective and will continue to exist in perpetuity or until such time as set forth in the Articles. The Company shall dissolve and its affairs should be wound up in accordance with the Act and this Agreement, except that the Company may terminate prior to such date as provided in this Agreement.

SECTION 2.6. TAX STATUS.

The Company shall be treated as partnership for federal and Illinois tax purposes unless classified otherwise for federal income tax purposes. If so otherwise classified for federal tax purposes, the Company shall be classified in the same manner for Illinois tax purposes. Capital accounts of the Company shall be maintained in accordance and consistent with the United States Internal Revenue Code § 704 and the regulations thereunder, as amended from time to time.

SECTION 2.7. FISCAL YEAR.

The fiscal and tax year for the Company shall be the calendar year ending on December 31 of each year.

ARTICLE III

Members

SECTION 3.1. NUMBER OF MEMBERS.
There shall be at least one Member

SECTION 3.2. ORIGINAL MEMBERS.

The original Members of the Company shall be those persons who have signed this Agreement and are admitted as a Member of the Company upon the later occurrence of either (a) the formation of the Company or (b) the time provided in and upon compliance with the Articles or this written Agreement. If neither so provides, then (c) a person is admitted as a Member when their admission is reflected in the records of the Company.

SECTION 3.3. ADDITIONAL MEMBERS.

Subsequent to formation, a person acquiring an interest directly from the Company is admitted as a Member (an "Additional Member") at the time provided in and upon compliance with the Articles and any written agreement. If neither should so provide, then such Additional Member is admitted upon the consent of all Members and when the person's admission is reflected in the records of the Company. Any additional Members shall be reflected on Schedule A, at which time they shall become Members of record.

SECTION 3.4. MEETINGS OF MEMBERS.

All meetings of the Members shall be held at such place within or without the State of Illinois as shall be designated from time to time by the Members or Managers and stated in the notice of the meeting.

SECTION 3.5. ANNUAL MEETING.

The annual meeting of the Members shall be held on the first Monday in the month of March in each year beginning with the year in which the Company was organized, at the hour of 11 o'clock in the A.M., for the purpose of electing Managers and if necessary, Officers, and for the transaction of other business as may come before the meeting. If the day fixed for such meeting is a legal holiday in the State of Illinois, such meeting shall be held on the next succeeding business day. If such election shall not be held on the day designated herein for any annual meeting, or at any adjournment thereof, the Members shall cause the election to be held at a special meeting of Members as soon thereafter as such meeting may be convenient.

SECTION 3.6. SPECIAL MEETING.

A special meeting to conduct the business of the Company may be called at any time by any Manager of the Company upon at least two (2) days' notice. Upon at least two (2) days' notice, a special meeting may be called by twenty-five (25) percent of the Members of the Company, or by any Members owning at least twenty-five (25) percent of the Members' interest in the Company.

SECTION 3.7. NOTICE OF MEETING.

Written or electronic notice stating the date, time and place of the meeting and, in the case of a special meeting, purpose for which the meeting is called, shall be delivered not less than two (2) days prior to the meeting if communicated personally or five (5) days if communicated by mail, nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the Unit States mail with postage prepaid, addressed to the Member at the address appearing on the records of the Company.

SECTION 3.8. WAIVER OF MEETING.

Written waiver of notice of the meeting, signed by the Member entitled to the notice or attendance at the meeting waives any objection to the lack of notice or defective notice, unless attendance at the meeting was solely for the purpose of objecting to the meeting.

SECTION 3.9. QUORUM.

Except as otherwise provided by law, the Articles of Organization or this Agreement, the holders of a majority of the interests issues, outstanding and entitled to vote thereafter, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote present in person or represented by proxy, shall have the power to adjourn the meeting, until a quorum shall be present or represented. Such adjourned meeting at which a quorum shall be present or represented, shall constitute the meeting as originally notified.

SECTION 3.10. VOTE.

When a quorum is present at any meeting, the vote of the holders of a majority of the interests having voting power present, in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, law or the Articles of Organization, a different vote is required in which case such express provision shall govern and control the decision of such question.

SECTION 3.11. MEMBER'S VOTING RIGHTS.

Unless stated otherwise by law, the Articles or this Agreement, each Member shall be entitled to one vote weighted in proportion to the Member's respective per capita interest in the Company as reflected in Schedule A hereto, as amended from time to time. For purposes of this Agreement, the term "majority of the Members" shall mean the majority of the ownership interest percentage of the Company as determined by the records of the Company on the date of the action.

SECTION 3.12. MEMBERS ONLY POWERS.

Notwithstanding any other provisions contained in the Articles or this Agreement, only a majority of the Members may authorize the managers to bind the Company in the following actions:

> The sale of all or substantially all of the assets of the Company, binding the Company to any lease, contract or other obligation in excess of $10,000, or the sale of any Membership interest by the Company.

SECTION 3.13. MEMBER WITHDRAWAL.

Each Member shall be entitled to withdraw by giving at least six months prior written notice to the other Members of the Company at their respective addresses as shown on the Company's books and records. Such withdrawal shall not relieve the Member of any obligations to the Company.

SECTION 3.14. EVENTS OF WITHDRAWAL.

A person shall cease to be a Member of the Company upon the occurrence of any of the following events:

      (a) such person withdraws;

      (b) such person resigns;

      (c) such person becomes a Bankrupt Member;

      (d) such person dies;

      (e) such person is adjudicated incompetent to manage his or her person or property;

      (f) such person is a trustee and the trust is terminated (not merely the substitution of a new trustee); or

      (g) such person is an estate, Company, partnership or other limited liability company that is dissolved or wound up.

SECTION 3.15. EXPULSION OF A MEMBER.

A member may be expelled by unanimous vote of the other members under Section 35-45 of the Limited Liability Company Law.

ARTICLE IV

Management of the Company

SECTION 4.1. MANAGEMENT.

The business and affairs of the Company shall be managed by or under the direction of the Members pursuant to the authority granted by the law of Illinois. The Members have elected to manage the Company as follows:

      The Members hereby delegate the management of the Company to Managers and referred to as appointed "Manager(s)," subject to provisions and limitations contained in the Articles or this Agreement. The Managers shall be selected as provided herein.

ARTICLE V

Managers

SECTION 5.1. APPOINTED MANAGERS.

This Agreement provides for management by appointed Managers. Such persons shall have the right and authority to manage the business and affairs of the Company subject to limitations placed in the Articles or by written Agreement. Unless otherwise provided, such persons shall be designated, appointed, elected, removed or replaced by the approval of the majority vote of the Members. Christy J. Jepson and Ranulfo S. Vizcarra are hereby appointed managers to serve until the next election of Managers by the Members. If more than one manager is appointed, either Manager is authorized to act without the other, unless otherwise designated by the Members. No manager shall take any action described in Section 3.12 without first obtaining authorization from the majority of the Members.

SECTION 5.2. QUALIFICATION OF MANAGERS.

Managers need not be Members of the Company or natural persons. A Manager who is both a Member and a Manager has the rights and powers of both a Member and a Manager, subject to any restrictions and limitations placed in the Articles or this written Agreement.

SECTION 5.3. INFORMATION TO MEMBERS.

The Managers shall provide reports at least annually to the Members at such time and in such manner as the Managers may determine reasonable. The Managers shall provide all Members with those information returns required by the Internal Revenue Code and the laws of the State of Illinois or any other state having jurisdiction over this Company.

SECTION 5.4. NUMBER OF MANAGERS.

The number of Managers of the Company shall be set by the Members.

SECTION 5.5. TERM OF MANAGERS.

Each Manager shall hold office until:

    (a) the next annual meeting of Members or until his/her successor shall have been elected and qualified;

    (b) the resignation of such Manager from the Company;

    (c) removal of such Manager by the Members of the Company in the manner set forth in this Agreement.

SECTION 5.6. DUTY OF MANAGER.

A Manager of the Company shall perform his/her duties as a Manager, including his/her duties as a member of any Committee upon which he/she may serve, in good faith and that are necessary and convenient to carry out the business and affairs of the Company, in a manner he/she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his/her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section. But he/she shall not be considered to be acting in good faith if he/she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his/her duties shall not have any liability by reason of being or having been a Manager of the Company. Those persons and groups whose information, opinions, reports and statements a Manager is entitled to rely upon are:

    (a) One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

    (b) Counsel, public accountants, or other persons as to matters which the Manager reasonably believes to be within such persons' professional or expert competence; and

    (c) A Committee appointed by the Managers upon which he/she does not serve, duly designated in accordance with the provision of this Agreement, as to matters within its designated authority, which Committee the Manager reasonably believes to merit confidence.

SECTION 5.7. RESIGNATION OF MANAGER.

Any Manager may resign at any time by giving written notice to the Company. The resignation of such manager shall take effect upon the receipt thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance, of such resignation shall not be necessary to make it effective. When one or more Managers shall resign, effective at a future date, a majority of the Managers then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

SECTION 5.8. REMOVAL OF MANAGER.

Any manager may be removed from office at any time with or without cause by a vote of Members then entitled to vote at an election of Managers.

SECTION 5.9. VACANCY IN MANAGER.

Any vacancy occurring in the Managers may be filled by the affirmative vote of a majority of the remaining Managers entitled to vote though less than a quorum of the Managers. A Manager elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any Manager position to be filled by reason of an increase in the number of Managers may be filled by election by the Managers for a term of office continuing only until the next election of Managers by the Members.

SECTION 5.10. AUTHORITY OF MANAGERS.

All other Managers, if any, shall have such authority and shall perform such duties as may be specified from time to time by the Members.

SECTION 5.11. COMMITTEE OF MANAGERS.

The Managers may designate two or more managers to constitute a Committee(s) ("Committee"), any of which shall have such authority in the management of the Company as the Managers shall so designate.

SECTION 5.12. LOANS.

No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Managers. Such authority may be general or confined to specific instances.

SECTION 5.13. CONTRACTS.

A. No contract or transaction between the Company and one or more of its Managers, or between the Company and any other Limited Liability Company, partnership, association, or other organization in which one or more of its Managers are Managers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the meeting of the Managers, or Committee thereof which authorizes the contract or transaction, or solely because their votes are counted for such purpose, if:

1. the material facts as his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Managers or the Committee, and the Manager or Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers be less than a quorum; or

2. the material facts as to his/her relationship, interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or

3. the contract or transaction is fair for the Company as of the time it is authorized, approved or ratified, by the Managers, a Committee thereof, or the Members.

B. Common or interested Managers may be counted in determining the presence of a quorum at a meeting of the Managers or a Committee which authorizes the contract or transaction.

SECTION 5.14. MANAGERS MEETINGS.

The Managers of the Company may hold meetings, both regular and special, either within or without the State of Illinois.

SECTION 5.15. ANNUAL MEETING OF MANAGERS.

Annual meetings of newly elected Manager(s) shall be held after the meeting of Members, and notice of such meeting shall not be necessary to the newly elected Managers in order to hold a valid meeting, so long as a quorum shall be present. In the event of the failure of the Members to fix the time or place of such first meeting of the newly elected Managers, or in the event such meeting is not held at the time and place so fixed by the Members, the meeting may be held at such time and place as shall be specified in a notice given as provided for in this Agreement, or as shall be specified in a written waiver signed by all of the Managers.

SECTION 5.16. MANAGERS MEETINGS.

Regular meetings of the Managers may be held within or without the state of Illinois with at least two (2) days' notice of any such meeting given by the Manager or Members calling the meeting, unless it is a regularly scheduled meeting. Such meeting shall be held with either written or in-person notice, unless oral notice is reasonable under the circumstances. Written notice shall be sufficient when given by telephone, telegraph, teletype

8

or other form of wireless communication, or by mail or private carrier. If such forms of written notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published or by radio, television, or other form of broadcast communication.

SECTION 5.17. QUORUM AND VOTE AT MANAGERS MEETINGS.

At all meetings of the Managers, a majority of the Managers shall constitute a quorum for the transaction of business. However, in order for a Manager to vote, such Manager must also be a Member of the Company. If a quorum shall not be present at any meeting of the Managers, the Managers present thereafter may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present Each Manager shall have one vote, unless otherwise provided in this Agreement.

SECTION 5.18. DELEGATION OF MANAGER DUTIES.

The Members may from time to time delegate the powers or duties of any Manager of the Company, in the event of his absence or failure to act otherwise, to any other Manager or Member or Person whom they may select.

SECTION 5.19. COMPENSATION OF MANAGER.

The compensation of each manager shall be such as the Members may from time to time determine. The Managers may be paid their expenses, if any, of attendance at each meeting of the Managers and may be paid a fixed sum for attendance at each meeting of the Managers or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefrom. Members of special or standing Committees may be allowed like compensation for attending Committee meetings.

ARTICLE VI

Officers

SECTION 6.1. OFFICERS AND RELATED PROVISIONS.

In the event the Members elect to manage the Company directly without appointing a manager, the Members shall elect and appoint officers for the Company who shall act in the name of the under the direction and management of the Members pursuant to this written Agreement. In the event that the Managers shall elect and appoint officers. The officers of the Company shall include a President, one or more Vice Presidents (the number shall be determined by the Members or Managers), a Secretary and a Treasurer, each of whom shall be elected and appointed by the Members or Managers. Any two or more offices of the Company may be held by the same person.

SECTION 6.2. ELECTION AND TERM OF OFFICE.

The officers of the Company shall be elected by a majority vote of the Members or Managers annually at the first meeting of the Members or as soon thereafter as is convenient, or by the Managers, as the case may be under this Agreement. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or resignation or removal in the manner hereinafter provided. Such appointment to a position as officer of the Company does not, in and of itself, create contract rights on the part of the officer of the Company.

SECTION 6.3. REMOVAL OF OFFICERS.

Any officer or agent appointed by the Members may be removed by the Members whenever, in their judgment, the best interest of the Company would be served thereby, but such removal shall be without the contract rights, if any, of the person or entity so removed. Any officer or agent appointed by Managers may be removed by the Managers.

SECTION 6.4. VACANCIES.

In the event of any vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Members or Managers for the unexpired portion of the term and until the successor shall have been chosen and qualified.

SECTION 6.5. THE PRESIDENT.

The President shall be the principal executive officer of the Company and, subject to the control of the Members or Manager, shall in general supervise and control all the business and affairs of the Company. He shall preside at all meetings of the Members or Managers. He may sign, with the Secretary or any other proper officer of the Company thereunto authorized by the Members or Managers, any deed, mortgages, bonds, contracts, or other instruments which the Members or Managers have authorized to be executed, except in cases where the execution thereof shall be expressly delegated by the Members or by this written Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Members or Managers from time to time.

SECTION 6.6. THE VICE PRESIDENT.

In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there by more than one vice president, the vice presidents in the order designated at the time of their election) shall perform the duties of the President. When so acting, such vice president shall have all the powers of and be subject to any and all restrictions placed upon the President. Any Vice President shall perform such other duties as from time to time may be assigned by the President or by the Members or Managers.

SECTION 6.7. THE SECRETARY.

The Secretary shall: (a) keep the minutes of the Members' and Managers' meetings in one or more books provided for that purpose; (b) see that all notices are fully given in accordance with the provisions of this Agreement or as required by law; (c) be a custodian of the records of the Company; (d) keep a register of the post office address of each Member which shall be furnished to the Secretary by each Member; (e) certify the Members' resolutions and other documents of the Company as true and correct; and (f) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Members or Managers, as the case may be.

SECTION 6.8. THE TREASURER.

The Treasurer shall be the chief financial officer of the Company and shall have charge and custody of and be responsible for all funds and securities of the Company and shall keep regular books of all receipts and disbursements of the Company, and in general shall perform such other duties as may be assigned to him by the President or by the Members or Managers. The Treasurer shall disburse out of the funds of the Company payment of such just demands against the Company as may from time to time be authorized by the Members or Managers. The Treasurer shall sign or countersign all checks, notes and such other instruments or obligations as require his signature, and shall perform all duties incident to his office, or that are properly required of him by the President or Members or Managers, provided however, that by resolution of authority and responsibility for the signing of check, notes, and other obligations may be assigned to either the President or Treasurer or other such officer or officers as the Members or Managers may designate from time to time.

SECTION 6.9. COMPENSATION.

The salaries of the principal officers shall be fixed from time to time by the Members or Managers. No officer shall be prevented from receiving his salary by reason of the fact that he is also a Member or Manager of the Company.

SECTION 6.10. INDEMNIFICATION OF MEMBERS, MANAGERS AND OFFICERS, AGENTS AND EMPLOYEES.

A Member, Manager, or Officer, agent, employee or former Member, Manager, Officer or other person acting on behalf of the Company ("the Indemnified Party") shall have no liability to the Company or to any other Member, Manager, or Officer for this or her good faith reliance on the provision of this Agreement including, without any limitation, provisions that relate to the scope of duties, including the fiduciary duties, of Members, Managers, and Officers. Subject to such standards and restrictions as set forth in Articles and this Agreement, the

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Company shall indemnify any and all its Members, Managers, Officers, or any persons, or such persons testate or intestate, who may have served at its request, or by its election or by its appointment as a Member, Manager, or Officer, against expenses, including attorney's fees, actually and necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Members, Managers, or Officers of the Company, except in relation to matters as to which any such Member, Manager, or Officer, either current or former, or personal shall be adjudged in such action, suit or proceeding to be liable for willful misconduct in the performance of duty and to such matters as shall be settled by agreement predicated on the existence of such liability as set forth therein, and may advance such expenses, all in accord with the law of Illinois. The indemnification provided hereby shall not be deemed exclusive under any agreement or otherwise, as both to action in his official capacity and as to action in another capacity while holding such office. The Company may purchase and maintain insurance on behalf of any Member, Manager, Officer against any liability asserted against and incurred by them to the extent the Company would have the power to indemnify them against such liability under the provision of this Agreement and the law of Illinois. Notwithstanding a written agreement to the contrary, no Member shall be personally liable to the Company or any other Member for damages of any breach of duty in such capacity, provided that such liability shall not be limited if a judgement or other final adjudication adverse to such Member establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained, in fact, a financial profit or other advantage to which he was not legally entitled or that his acts violated Illinois law regarding indemnification, or is for any act which is an intentional violation of criminal law.

ARTICLE VII

Capital

SECTION 7.1. CAPITAL CONTRIBUTIONS.
The Members have contributed to the Company in exchange for their membership interest the cash, services and other property as set forth in Schedule A, annexed hereto.

SECTION 7.2. VALUE OF CAPITAL CONTRIBUTIONS.
The fair market value and the adjusted basis of the contributing Member of any property, other than cash, contributed to the Company by a Member shall be set forth on Schedule A, annexed hereto.

SECTION 7.3. ADDITIONAL CAPITAL CONTRIBUTIONS.
Except as expressly provided in this Agreement, no Member shall be required to make any additional contributions to the capital of the Company.

SECTION 7.4. NO INTEREST.
No interest shall be paid on the Capital Account of any Member.

SECTION 7.5. CAPITAL ACCOUNTS.
An individual capital account shall be established and maintained for each Member of the Company ("Capital Account"). The Capital Account of each Member shall consist of his or her original capital contribution, increased by (a) additional capital contributions made by him or her, and (b) his or her share of the Company's gains and profits, and decreased by (i) distributions of such profits and capital to him or her, and (ii) his or her share of Company losses.

SECTION 7.6. OBLIGATION OF MEMBER.
Each Member is obligated to the Company to perform any promise contained in this Agreement to contribute cash or property or perform services, even if he or she is unable to perform because of death, disability, or any other reason. The obligation of a Member to make a contribution to the Company may be compromised only by a written consent signed by all the Members of the Company. Each Member has agreed to contribute $500.00 of capital to the Company upon execution of this Operating Agreement and M2K, LLC has agreed to contribute $150,000.00 to the Company as additional capital by January 14, 2015. M2K, LLC has agreed to loan

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$85,000.00 to the Company with interest at 10% per annum with all principal and interest to be paid from the Company to M2K, LLC on January 14, 2015 from the $150,000.00 of additional capital paid into the Company by M2K, LLC on that date.

SECTION 7.7. NO WITHDRAWAL OF CAPITAL CONTRIBUTION.

No Member shall have the right to withdraw or be repaid any cash or property contributed to the Company and as set forth on Schedule A attached hereto, except as provided in this Agreement.

SECTION 7.8. ADDITIONAL MEMBER CAPITAL CONTRIBUTION.

Each Additional Member shall make the Contribution and shall perform the Commitment described in the Admission Agreement entered into between the Additional Member and the Company and which shall adjust Schedule A hereto in accordance with the terms of such Admission Agreement.

ARTICLE VIII

Distributions to Members

SECTION 8.1. DISTRIBUTION TO MEMBERS.

The Company shall make distributions to the Members of the Company, from time to time, except that no distribution may be made if, after such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's assets would be less than the sum of its total liabilities (except liabilities to Members), unless otherwise stated in the Articles. For purposes of this Agreement, distributions shall be allocated among the Members in proportion to each Member's membership interest in the Company as disclosed on Exhibit A, without regard to the number of days during such month in which the person was a Member.

SECTION 8.2. DISTRIBUTIONS ON DISPOSITION OF ASSETS.

In addition to the distributions pursuant to Section 8.1 of this Agreement, upon any sale, transfer, or other disposition of any capital asset of the Company (hereinafter referred to as "Disposition"), the proceeds of such Disposition shall first be applied to the payment or repayment of any selling or other expenses incurred in connection with the Disposition and to the payment of any indebtedness secured by the asset subject to the Disposition immediately prior thereto. All proceeds remaining thereafter (the "Net Proceeds") shall be retained by the Company or to be distributed, at such time or times as shall be determined by the Managers, to the Members in proportion to their respective percentages of Membership Interest; provided however that for purposes of Sections 702 and 704 of the Internal Revenue Code of 1986, or the corresponding provisions of any future federal internal revenue law, or any similar tax law of any state or jurisdiction, that each Member's distributive share of all items of income, gain, loss, deduction, credit, or allowance in respect of any such Disposition shall be made and based upon such Member's basis in such capital asset.

SECTION 8.3. DISTRIBUTION TO RESIGNED MEMBER.

Upon resignation of a Member, a resigning Member shall be entitled to receive only the distributions to which he or she is entitled under this Agreement.

SECTION 8.4. DISTRIBUTION IN KIND.

A Member, regardless of the nature of his or her contribution, has no right to demand and receive any distribution from the Company in any form other than cash. However, a Member shall be required and compelled to accept the distribution of any asset in kind from the Company, as determined from time to time by the Managers, in accordance with this Agreement, whether the percentage of the asset distribution to him or her exceeds the percentage of that asset which is equal to that Member's Membership Interest in the Company.

ARTICLE IX

Profits and Losses

SECTION 9.1. PROFIT AND LOSS DEFINED.

The "Net Profits and Net Losses" of the Company shall be the net profits and net losses of the Company as determined for Federal income tax purposes.

SECTION 9.2. DISTRIBUTION OF PROFITS AND LOSSES.

The Net Profits and Net Losses of the Company and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be allocated to the Members in the same proportions that they share in distributions as set forth in this Agreement. A Member shall not be compelled to accept a distribution of any asset in kind to the extent that the percentage of the asset distributed to the Member exceeds the Members Percentage.

SECTION 9.3. MEMBER'S DISTRIBUTIVE SHARE.

For purposes of Sections 702 and 704 of the Internal Revenue Code of 1986, or the corresponding provisions of any future federal internal revenue law, or any similar tax law of this state or jurisdiction, the determination of each Member's distributive share of all items of income, gain, loss, deduction, credit or allowance of the Company for any period or year, shall be made in accordance with, and in proportion to, such Member's percentage of the total Membership Interest of all Members as it may then exist. The Net Profits and Net Losses of the Company and each item of income gain/loss deduction or credit entering into the computation thereof, shall be allocated to the Members in the same proportions that they share in distributions pursuant to Section 6.1.

SECTION 9.4. MEMBER'S OBLIGATION TO RETURN DISTRIBUTION.

A. If, at any time, a Member receives in distribution the return of any part of his contribution without violation of law, the Articles of Organization of this Company or this Agreement, such Member is liable to this Company for a period of one (1) year after receipt of such contribution, for the amount of such returned contribution, but only to the extent necessary to discharge the Company's liabilities to creditors who extended credit to the Company during the period the contribution was held by the Company.

B. In the event that a return of any part of a Member's contribution is made in violation of the law, the Articles of Incorporation of this Company, such Member is liable to this Company for a period of six (6) years after the receipt of such contribution, for the amount wrongfully returned.

ARTICLE X

Admission and Withdrawal of a Member; Transfer of Member's Interest

SECTION 10.1. SALE OF MEMBER'S INTEREST, AND RIGHT OF FIRST REFUSAL.

A Member who wishes to sell his Member's Interest in the Company in whole or in part (the "selling Member") shall:

(1) give written notice to the Company of his intent and give first offer of his interest to the Company. The Company shall then have the option to purchase the interest at the price ("Set Price"), if any, as provided in the Articles or this Agreement, and if none is so provided at the price requested by the selling Member, which price shall not exceed any bonafide price offered to the selling Member by any bonafide third party. Such decision by the majority of remaining Members or Managers (not to include the selling Member or Manager), of the Company will be communicated in writing to the selling Member within thirty (3) days from receipt of this Member's written notice of request to sell. If the Company's decision is to purchase the interest, the purchase price will be paid in cash and the closing will take place within ninety (90) days of the notification to the selling Member.

(2) If the Company decides not to purchase the offered selling Member's Interest in whole or in part, then the other Members shall have the option of purchasing the offered Member's Interest at the Set Price, if any, on a pro rata basis based upon the remaining Member's percentage ownership interest in the Company. Should a Member choose not to purchase his proportional share of the offered interest, the other Members shall have the

option of purchasing this share on a pro rata basis. After written notice from the selling Member, Members shall have thirty (30) days to provide notice to the selling Member of their intention to purchase. The purchase price will be paid in cash and closing will take place within ninety (90) days of notice to the selling Member or upon such terms agreed by the Company and selling Member.

(3) If neither (1) or (2) or applicable, the selling Member may sell his share interest to a non-member. A non-member purchaser of a Member's Company interest cannot exercise any rights or receive any benefits of a Member unless a majority of the other Members consent to his becoming an Additional Member upon such terms as are set forth in an Admission Agreement. However, a non-member purchaser of a selling Member's Interest will be entitled to share, to the extent of such selling Member's percentage interest, in any distribution, allocation or profits, losses, deductions, allocation credits or any similar item in the percentage to which the selling Member Interest sold to him would have been entitled. A non-member purchaser, by his purchase, agrees to be subject to all the terms of the Articles and this Agreement as if he were a Member, including any calls for capital contribution.

SECTION 10.2. ASSIGNMENT OF MEMBER'S INTEREST.

A Member may assign his Company interest, in whole or in part, only upon the unanimous approval of the Members. Such an assignment entitles the Assignee to share in the profits and losses and to receive distributions to which the assignor was entitled, to the extent of the interest assigned. Such an approved assignment does not dissolve the Company or entitle the Assignee to become a Member or to exercise rights of a Member in the Company until he may be admitted as a Member. A Member who assigns his entire interest ceases to be a Member or to have the power to exercise any rights of a Member once all the Assignees become Additional Members, subject to the other Member's right to remove the assignor Member earlier pursuant to this Agreement. A pledge of, grant of security in, lien against, or other encumbrance in or against any or all of a Member's Company interest is not an assignment of this interest and shall neither cause the Member to cease to be a Member nor to cease to have the power to exercise any rights or powers of a Member.

SECTION 10.3. COSTS OF SALE, ASSIGNMENT, ETC. OF MEMBER'S INTEREST.

All costs and expenses incurred by the Company in connection with the transactions set forth in this Section or any similar transaction(s) concerning a Member's Interest, including any costs for disbursement, publishing, counsel fees, shall be paid or assessed against such Member's Interest.

SECTION 10.4. ADDITIONAL MEMBERS.

The Members may admit Additional Members and determine the Capital Contributions of such Members as set forth in this Agreement and the Admission Agreement to be entered into between the Additional Member and the Company; provided, however, if the Admission Agreement or this Agreement so provides, that each Member consents in writing to the addition of such Additional Member.

SECTION 10.5. AGREEMENT BINDING ON ALL MEMBERS.

Each person who becomes a Member or Additional Member in the Company, shall and does hereby ratify and agrees to be bound by the terms and conditions of this Agreement.

ARTICLE XI

Merger with Other Entities

SECTION 11.1. MERGER.

Upon a majority vote of the Members and pursuant to any provisions in the Articles or this Agreement, the Company may enter into a lawful merger with or into one or more business entities. Such merger shall take place pursuant to a written plan of merger, agreed upon by the Members, setting forth the constituent business entity planning to merge and the name of the surviving business entity resulting from such merger, the terms and conditions of the merger and the manner and basis upon which the Members' interests will be converted. Subsequent to approval of such agreement, this merger plan may be abandoned upon the majority consent of the Members.

ARTICLE XII

Dissociation, Dissolution, Winding Up & Termination

SECTION 12.1. DISSOCIATION.

Notwithstanding contrary provisions in the Articles or this written Agreement, a Member's interest in the Company shall cease upon the occurrence of one or more the following events: (a) a Member submits a notice of withdrawal to the Company thirty (30) days prior to the withdrawal date; (b) a Member assigns his entire interest in the Company to a third party; (c) a Member's entire interest in the Company is purchased or redeemed by the Company; (d) a Member is Bankrupt; (e) upon the adjudication of the Member as incompetent to manage his or her person or affairs; or (f) upon the death of a Member. Dissociation of a Member does not entitle the Member to receive the fair value of his Company interest. A dissociated Member who retains an interest in the Company shall be entitled to continue to receive profits, losses, distributions, and allocations of income, gain, loss, deduction, credit or similar items to which he would have been entitled if still a Member. For any and all other purposes, including voting, a dissociated Member shall no longer be considered a Member and shall not be entitled to any rights or benefits of a Member.

SECTION 12.2. DISSOLUTION.

The Company shall be terminated prior to the date of expiration of the term if a term is set in the Articles, according to the law, or if:

A. Each Member consents in writing that the Company should be terminated and dissolved; or

B. The Company is dissolved pursuant to this Agreement.

SECTION 12.3. TERMINATION.

The Company shall be terminated:

A. When the Company has less than one member; or

B. If any Member
1. Dies, withdraws, resigns, or expelled from the Company, or upon the occurrence of any other event which terminates the continued membership of a Member in the Company;
2. Becomes Bankrupt; or
3. A judgment is entered by a court of competent jurisdiction adjudicating him incompetent to manage his person or his property;

C. Unless, if there is at least one remaining Member, the business of the Company may be continued either (1) with the unanimous written consent of the remaining Members within ninety (90) days after the event causing termination of the Company, so long as such termination is not due to a judicial decree of dissolution, or (2) if under a right of the Company to continue as stated in the Company's Articles or this Agreement.

SECTION 12.4. LIQUIDATION AND WINDING UP.

Upon the termination and dissolution of the Company, a Person shall be elected to perform such liquidation by the written consent of the majority of the Members. Such Person shall apply and distribute the proceeds of such liquidation as follows:

A. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of the fair market value thereof, which shall be determined by an independent appraiser to be selected by the Company's independent public accountants. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the basis of such property, shall, to the extent not otherwise recognized by the Company, be taken into account in computing Net Profits or Net Losses (and shall be allocated among the Members in accordance with this Agreement) for purposes of crediting or charging the Capital Accounts of, and liquidating distributions to, the Members.

B. All distributions upon liquidation of the Company shall first be distributed to creditors, including Members who are creditors, to the extent permitted by law in satisfaction of liabilities of the Company, whether by payment or establishment of reserves; then to each Member, in proportion to the amounts

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of their respective positive Capital Accounts, as such accounts have been adjusted in accordance with this Agreement (i) to reflect the Net Profit or Net Loss realized or incurred upon the sale of the Company's property or assets; (ii) to reflect all Net Profits or Net Losses with respect to the year of liquidation. No Member shall be liable to repay the negative amount of his Capital Account.

SECTION 12.5. LIQUIDATION STATEMENT TO MEMBERS.

Each of the Members shall be furnished with a statement, reviewed by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of the Company's liquidation. Upon completion of the liquidation, the Company shall execute and cause to be filed dissolution Certificates and any and all other documents necessary with respect to termination of the Company with the appropriate officials of the State of Illinois.

SECTION 12.6. JUDICIAL AND ADMINISTRATIVE DISSOLUTION.

Upon good cause shown, a Member or Members holding at least Fifty One (51) percent of the Member's Interest in the Company may apply to the court for judicial dissolution of the Company.

SECTION 12.7. REVOCATION OF DISSOLUTION.

The Company may revoke its Dissolution at any time prior to the expiration of 120 days following the effective date of filing dissolution documents with the appropriate State office. Revocation of Dissolution shall be authorized when each Member consents in writing to such action being taken by the Company. Such revocation of Dissolution becomes effective as of the date of the Company's dissolution being revoked and the Company shall resume carrying on its business as if dissolution never occurred.

ARTICLE XIII

Books and Reports

SECTION 13.1. BOOKS AND RECORDS; INSPECTION.

Accurate and complete books of account shall be kept by the Managers and entries promptly made therein, of all of the transactions of the Company, and such books of account shall be maintained at the principal office of the Company and shall be open at all times to the inspection and examination of the Managers and Members of the Company. The books shall be kept on the basis of accounting selected by the accountant regularly servicing the Company, and the fiscal year of the Company shall be the calendar year. A compilation, review, or audit of the Company, as shall be determined by the Managers in accordance with this Agreement, shall be made as of the closing of each fiscal year of the Company by the accountants who shall then be engaged by the Company.

SECTION 13.2. INSPECTION BY MEMBERS.

The Company shall maintain the books of account, and the following records at the principal office of the Company, subject to inspection and copying during ordinary business hours at the reasonable request and expense of any Member upon such Member's written request:

A. a current list of the full name and last known business and/or residential address of each Member, former Member and other holder of a member interest;

B. a copy of the Articles and all Certificates and amendments thereto of the Company, together with any executed powers of attorney pursuant to which any certificate was executed;

C. a copy of this Agreement, Admission Agreements and any amendments thereto;

D. a copy of the Company's federal, state and local income tax returns for the three most recent fiscal years;

E. the Company's financial statements for the three most recent fiscal years;

F. a writing setting forth:

1. the amount of cash and/or property along with relevant statements as to the agreed value of the property and/or services contributed or agreed to be contributed by each Member;

2. any agreed upon time or event causing the Members to make additional contributions to the Company;

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3. any agreed upon events, other than those stated in this Agreement, the happening of which will cause the Company to be dissolved.

G. copies of records that would enable a member to determine the relative voting rights, if any, of the Members; and

H. such other information as may be specified in this Agreement, an Admission Agreement or otherwise agreed by all the Members or Managers from time to time.

ARTICLE XIV
Miscellaneous

SECTION 15.1. NOTICES.

Any notice or other communication under this Agreement shall be in writing and shall be considered given when mailed by registered or certified mail, return receipt requested, to the parties at the following addresses (or at such other address as a party shall have previously specified by notice to the others as the address to which notice shall be given to him):

A. If to the Company, to it or in care of any one or all the Managers at the address of the Company.
B. If to any one or all of the Managers, to them at the address of the Company.
C. If to any Member, to him at his address set forth on the books and records of the Company.

SECTION 15.2. WAIVER OF NOTICE.

Whenever a notice is required to be given under the provisions of the Act, the Articles or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 15.3. COMPLETE AGREEMENT.

This Agreement and exhibits attached hereto and thereto set forth all (and are intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties and representations among the parties hereto with respect to the Company, and there are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among them other than as set forth herein of all of the arrangements among the parties with respect to the Company and cannot be changed or terminated orally or in any manner other than by a written agreement executed by all of the Members. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties relating to the subject matter of this Agreement which are not fully expressed in this Agreement.

SECTION 15.4. CONSTRUCTION OF THIS AGREEMENT.

This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted.

SECTION 15.5. EFFECT OF INVALIDITY.

Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. In the event there is any conflict between any provision of this Agreement and any statute, law, ordinance, or regulation contrary to which the Members or, the Company have no legal right to contract, the latter shall prevail. In such event, the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to conform with said requirement of law. In the event that any part, article, section, paragraph, or clause of this Agreement shall be held to be indefinite, invalid, or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

SECTION 15.6. BINDING EFFECT.

This Agreement shall be binding upon, and inure to the benefit of all parties hereto, their personal and legal representatives guardians, successors, and assignors to the extent, but only to the extent, that assignment is provided for in accordance with, and permitted by, the provisions of this Agreement.

SECTION 15.7. GOVERNING LAW.

Irrespective of the place of execution or performance, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to agreements made and to be performed in the State of Illinois.

SECTION 15.8. CAPTIONS, ETC.

The captions and table of contents in this Agreement are solely for convenience of reference and shall not affect its interpretation. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions thereof.

SECTION 15.9. GENDER NEUTRAL.

Throughout this Agreement, where such meanings would be appropriate (a) the masculine gender shall be deemed to include the feminine and the neuter, and vice versa, and (b) singular shall be deemed to include plural, and vice versa.

SECTION 15.10. TAX MATTERS.

The Members may make any tax elections for the Company allowed under the Internal Revenue Code or the tax laws of the State of Illinois, or other jurisdiction having taxing jurisdiction over the Company.

SECTION 15.11. EXECUTION.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which shall be deemed to constitute a single document.

IN WITNESS WHEREOF, the parties hereto, have executed this Agreement effective as of the day and year first above written.

Senior Homes, LLC

By: _____
        Manager

M2K, LLC

By: _____
        Manager

The Italian Café, LLC

By: _____
        Manager

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SCHEDULE A

LIST OF MEMBERS CAPITAL CONTRIBUTIONS, NAMES AND ADDRESSES:

Name and Address	Capital And Other Contributions	Percentage Interest
Senior Homes, LLC 21020 N. Rand Road Suite C-4 Deer Park, Illinois 60047	$500.00 plus the agreements with the pizza operators to sublease from the Company, the agreements with the terminal operator to provide gaming machines to the Company's sublessees, lease and sublease negotiations, development and construction.	50%
M2K, LLC 1090 Glencrest Drive Barrington, Illinois 60010	$500.00 upon execution of this operating agreement and contribution of additional Capital on January 14, 2015 in the amount of $150,000.00. Loan of $85,000.00 to the Company to be repaid with interest at the rate of 10% per annum on January 14, 2015 from the additional capital received by the Company on that date.	50%
Total		100%

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

The Italian Cafe, LLC (Company) Operating Agreement is hereby approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members do hereby nominate and elect Ranulfo S. Vizcarra and Christy J. Jepson as Managers to operate the Company. The Members ratify the managers execution and filing of the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members hereby approve the form of the Articles of Organization and authorize the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Company hereby authorizes the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 154 W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Managers are authorized to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Managers are also authorized to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant.

The Managers are authorized to advance funds at an annual interest rate of ten percent (10%) to The Italian

EXHIBIT C

Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series.

The Members hereby authorize the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.

M2K, LLC

By:

Senior Homes, LLC:

By: Margaret J. Beumberg, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

The Italian Cafe, LLC (Company) Operating Agreement was approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members have elect Ramulfo S. Vizcarra and Chrissy J. Jepson as Managers to operate the Company and execute and file the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members have approved the form of the Articles of Organization and authorized the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Members have authorized the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 15[illegible] W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Members have authorized the Managers to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Members also authorized the Managers to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant. We have agreed as Managers to take all such actions so authorized on behalf of the Company

The Members have authorized the Managers to advance funds at an annual interest rate of ten percent (10%) to The Italian Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series. The Managers agree to take such action.

The Members have authorized the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members. The Managers agree to take such action if necessary.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.

Ranulfo S. Vizcarra, Manager

Christy L. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2014.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015

M2K, LLC:



By: _____

Senior Homes, LLC:

By:  Margaret J. Ruunberg, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015.

Ranulfo S. Vizcarra, Manager

Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers since the last annual meeting.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members and the Managers are hereby authorized to file the Company federal and state income tax returns for 2015.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Managers are hereby authorized to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Managers are authorized to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers are authorized to contract to make a website, video and description documents necessary to accomplish the raise.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2016

MPK, LLC:

By:

Senior Homes, LLC:

By: _Margaret J. Runadberg_, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify the actions of either Manager since the Company's last annual meeting.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Members authorized the Managers to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Members authorized the Managers to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers were authorized by the Members to contract to make a website, video and description documents necessary to accomplish the raise. The Manager agree to take such actions as are necessary as authorized to accomplish the crowdfunding raise.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2016

_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers of the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company's federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the company's ongoing crowdfunding raise.

The Members discussed the Company's Crowdfunding Raise and agreed to extend the deadline of such raise to September 30, 2017. The Managers are hereby authorized to take such action to extend the deadline.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017.

MDK of Chicago, LLC: Senior Homes, LLC

By    By _____

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the Company's ongoing crowdfunding raise. The Managers agreed to file these documents.

The Members directed the Managers to extend the deadline of the Company's crowdfunding raise to September 30, 2017. The Managers have agreed to take such action to extend the deadline.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017



_____
Ranulfo S. Vizcarra, Manager



_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers have filed the Company federal and state income tax returns for 2017. The Managers are authorized and directed to file the 2017 Annual Report on Form C-AR for the company's ongoing crowdfunding raise.

The Members discussed the Company's Crowdfunding Raise and ratified the extended deadline to raise the target funding amount to July 31, 2018 and the contract with Buy Market Force.

No further business being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned

April 4, 2018

MBK of Chicago, LLC

By: _____

Senior Homes, LLC

By: _____

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE LLC

We, the undersigned, being all of the Managers of The Italian Cafe LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of other Managers acting on behalf of the Company since the restatement of the Company.

The Members have elected Ronaldo S. Ventura and Christy J. Jepson as Managers to continue to operate the Company.

The status of Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Members ratified the Managers filing the Company federal and state income tax returns for 2017 and authorized the Managers to file the 2017 Annual Report on Form C-AR for the Company's ongoing crowdfunding raise. The Managers agreed to file these documents. The Members ratified the Managers extension of the deadline to reach the target offering amount to July 31, 2018 and the contract with Bay Marketforce.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

April 1, 2018

signature
Christy _____, _____

signature
Ronaldo _____, Manager

Being all of the Managers of The Italian Cafe LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since the last meeting of Members.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2018.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 4, 2019.

M2K of Chicago, LLC:

Senior Homes, LLC

By: _____

By:

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF

THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the last meeting of the Managers of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2018

The Managers agreed to file these documents.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 4, 2019

Ranulfo S. Vizcarra

Ranulfo S. Vizcarra, Manager

Christy J. Jepson

Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since the last meeting of Members.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2019.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2020.

M2K of Chicago, LLC: Senior Homes, LLC

By: _____   By:  _____

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF

THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the last meeting of the Managers of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2019

The Managers agreed to file these documents.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2020

Vizcarra

Ranulfo S. Vizcarra, Manager

Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since the last meeting of Members.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Members discussed the preparation of a Test The Waters Document to determine the interest of investment advisors to raise money for the Company through a Crowd Funding Raise through the Crowdsoucefunding.com Portal, and after the discussion they instructed the Managers to undertake the preparation of the Test the Waters Document.

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2020.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 1, 2021.

M2K of Chicago, LLC: Senior Homes, LLC

By: _____   By:

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF

THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the last meeting of the Managers of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Members directed the managers to prepare a Test The Waters Document to determine the interest of investment advisors to raise money for the Company through a Crowd Funding Raise through the Crowdsoucefunding.com Portal, and after a discussion the Managers agreed to undertake the preparation of the Test the Waters Document.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2020

The Managers agreed to file these documents.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 1, 2021

_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since the last meeting of Members.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Members discussed the interest received in the Test The Waters Document by investment advisors to raise money for the Company through a Crowd Funding Raise through the Crowdsoucefunding.com Portal, and after the discussion about the contents of the offering, they instructed the Managers to undertake the preparation and filing of the Form C document with the Crowdsourcefunding Portal and the SEC.

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2021.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2022.

M2K of Chicago, LLC:

By: ____________________

Senior Homes, LLC

By: ____________________

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF

THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the last meeting of the Managers of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Members directed the managers to undertake the preparation and filing of the Form C document with the Crowdsourcefunding Portal and the SEC, and after a discussion about the contents of the documents, the Managers agreed to undertake the preparation and filing of the Form C Documents. Strecker, Jepson & Associates was retained to complete the documents.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2021.

The Managers agreed to file these documents.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2022



_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since the last meeting of Members.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Members discussed the Crowd Funding Raise through the Crowdsoucefunding.com Portal, and after the discussion about the contents of the offering, they instructed the Managers to undertake the preparation and filing of the Second Amended Form C extending the offering end date to October 31, 2023 and the Annual Report for 2022 with the SEC and the Crowdsourcefunding Portal, when the audited financial statements are completed.

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2022.

The Members of the Company instructed the Managers to assist Series A to finance the acquisition of the Tender Trap Shopping Center in Chicago Heights with Republic Bank of Chicago and procure financing for the Company to make the loan to Series A for the downpayment needed by Series A to close on the purchase.

The Members discussed the negotiations with Accel Entertainment to finance the acquisition of additional properties and the Managers were authorized to negotiate and complete an agreement with Accel.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 6, 2023.

M2K of Chicago, LLC:

By: _____

Being all of the Members of The Italian Cafe, LLC.

Senior Homes, LLC

By:

ACTION BY THE MANAGERS OF

THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the last meeting of the Managers of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Members directed the Managers to undertake the preparation and filing of the Second Amended Form C and the Form C Annual Report for 2022 with the Crowdsourcefunding Portal and the SEC, and after a discussion about the contents of the documents, the Managers agreed to undertake the preparation and filing of the Documents. Strecker, Jepson & Associates is retained to complete the documents and Morris Vizcarra agreed to complete the Company website to host the documents.

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2022, and the Managers agreed to file these documents.

The Members of the Company instructed the Managers to assist Series A to finance the acquisition of the Tender Trap Shopping Center in Chicago Heights with Republic Bank of Chicago and procure financing for the Company to make the loan to Series A for the downpayment needed by Series A to close on the purchase. The Managers discussed the matter and agreed to complete the financing for the closing.

The Members discussed the negotiations with Accel Entertainment to finance the acquisition of additional properties and the Managers were authorized to negotiate and complete an agreement with Accel. The Managers agreed to complete the negotiations and agreement.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 6, 2023



_____   _____
Ranulfo S. Vizcarra, Manager   Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

THE ITALIAN CAFE LLC

FINANCIAL STATEMENTS

For the year ended
December 31,2022

ROSETREE & Company, Ltd.

8831 N. Kenneth Terrace
Skokie, IL 60076
Phone: 847-673-4010
Fax: 847-673-4012
rrosenba@chicagobooth.edu

Independent Auditor's Opinion

To the Board of Directors
The Italian Café LLC
Lake Zurich, Illinois

Opinion

We have audited the statement of financial position of The Italian Café LLC ("Italian Cafe") as of December 31, 2022, and the related statements of operations and members' capital and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Italian Cafe LLC as of December 31, 2022 and the results of its operations and its cash flows the year then ended in conformity with generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Italian Cafe and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Italian Cafe's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and perform audit procedures responsive to those risks. Such procedures include design and performing audit procedures that are responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to our audit in order to design audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Italian Cafe, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



March 24, 2023

2

THE ITALIAN CAFÉ LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2022

ASSETS

Current Assets	
Cash	$ 111,627
Other assets	
Notes receivable	154,288
Due from affiliates	122,622
Total assets	$ 388,537

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities	
Accrued state replacement tax	$ 56
Total current liabilities	56
Long term liabilities	
Due to affiliates	62,800
Total liabilities	62,856
Members' Capital	325,681
	$388,537

The accompanying notes are an integral part of the financial statements.

3

STATEMENT OF OPERATIONS AND
CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:	
Interest	$ 19,204
EXPENSES:	
Interest expense to affiliates	7,779
Professional fees	6,434
Other	1,281
Total expenses	15,494
Operating income	3,710
State replacement tax	62
Net income	3,648
Members' capital, beginning of year,	222,033
Cor ributions	100,000
Members' capital, end of year	$325,681

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,648
Adjustments to reconcile to net cash	
provided by operating activities:	
Increase in accrued interest receivable	(9,529)
Decrease in accrued liabilities	(60)
Net cash used by operating	
activities	(5,941)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net contributions from members	100,000
Increase(decrease) in advances to/from affiliates, net	(84,032)
Net cash provided by financing activities	15,968
CASH, BEGINNING OF YEAR	101,600
CASH, END OF YEAR	$111,627
Interest paid	None

NOTES TO FINANCIAL STATEMENTS

NOTE 1: Nature of Activities

The Italian Café LLC "(Italian Cafe) was organized in 2014 to provide financing to its' individual series so those series can acquire, lease, develop and renovate restaurant and bar properties and lease or sub-lease those properties to restaurant and bar operators.

NOTE 2: Significant Accounting Policies

(A)Principles of Accounting

Italian Cafe's policy is to prepare its financial statements using the accrual basis of accounting. Under this method, revenues are recognized when earned, and expenditures are recognized when the obligation is incurred. If an expenditure results in an asset having an estimated useful life extending substantially beyond the year of acquisition, the expenditure is capitalized and depreciated over the estimated useful life of the asset.

(B)Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)Income Taxes

Italian Cafe has elected to be taxed as a partnership under the Internal Revenue Code. Income or loss of the LLC is reportable on the tax returns of its members. Italian Café's income tax returns for 2022, 2021, and 2020 are subject to examination by the IRS, generally for three years after they were filed.

Italian Cafe is subject to Illinois replacement tax of 1.5%.

NOTE 3: Notes Receivable

Notes receivable represents a note from a borrower that is in default. The note is subject to litigation in which Italian Café expects to prevail.

NOTE 4: Credit Risk Concentration

Italian Cafe maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, there were no uninsured cash balances.

NOTE 5: Subsequent Events

NOTES TO FINANCIAL STATEMENTS

Subsequent events have been evaluated through March 24, 2023 which is the date the financial statements were available to be issued.

THE ITALIAN CAFE LLC

FINANCIAL STATEMENTS

For the year ended
December 31, 2021

ROSETREE & Company, Ltd.

6831 N. Kenneth Terrace
Skokie, IL 60076
Phone 847-673-4010
Fax: 847-673-4012
rrosenba@chicagobooth.edu

Independent Auditor's Opinion

To the Board of Directors
The Italian Café LLC
Lake Zurich, Illinois

Opinion

We have audited the statement of financial position of The Italian Café LLC ("Italian Cafe") as of December 31, 2021, and the related statements of operations and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Italian Cafe LLC as of December 31, 2021 and the results of its operations and its cash flows the year then ended in conformity with generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Italian Cafe and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Italian Cafe's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

1

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing a audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and perform audit procedures responsive to those risks. Such procedures include design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Italian Cafe, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit..



May 10, 2022

2

THE ITALIAN CAFÉ LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2021

ASSETS

Current Assets	
Cash	$ 101,600
Other assets	
Notes receivable	144,759
Due from affiliates	75,597
Total assets	$321,956

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities	
Accrued state replacement tax	$ 116
Total current liabilities	116
Long term liabilities	
Due to affiliates	99,807
Total liabilities	99,923
Members' Capital	222,033
	$321,956

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS AND
CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Interest	$ 16,180
EXPENSES:	
Interest expense to affiliates	5,586
Professional fees	5,001
Other	455
Total expenses	11,042
Operating income	5,138
State replacement tax	116
Net income	5,022
Members' capital, beginning of year,	119,511
Contributions	97,500
Members' capital, end of year	$222,033

The accompanying notes are an integral part of the financial statements.

4

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,022
Adjustments to reconcile to net cash	
provided by operating activities:	
Increase in accrued interest receivable	(9,528)
Net cash used by operating	
activities	(4,506)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	
Net contributions from members	97,500
Increase(decrease) in advances to affiliates, net	8,581
Net cash provided by financing activities	106,081
CASH, BEGINNING OF YEAR	25
CASH, END OF YEAR	$101,600

The accompanying notes are an integral part of the financial statements.   5

NOTES TO FINANCIAL STATEMENTS

NOTE 1: Nature of Activities

The Italian Café LLC "(Italian Cafe) was organized in 2014 to provide financing to its' individual series so those series can acquire, lease, develop and renovate restaurant and bar properties and lease or sub-lease those properties to restaurant and bar operators.

NOTE 2: Significant Accounting Policies

(A)Principles of Accounting

Italian Cafe's policy is to prepare its financial statements using the accrual basis of accounting. Under this method, revenues are recognized when earned, and expenditures are recognized when the obligation is incurred. If an expenditure results in an asset having an estimated useful life extending substantially beyond the year of acquisition, the expenditure is capitalized and depreciated over the estimated useful life of the asset.

(B)Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)Income Taxes

Italian Cafe has elected to be taxed as a partnership under the Internal Revenue Code. Income or loss of the LLC is reportable on the tax returns of its shareholders. Italian Café's income tax returns for 2021, 2020, and 2019 are subject to examination by the IRS, generally for three years after they were filed.

Italian Cafe is subject to Illinois replacement tax of 1.5%.

NOTE 3: Notes Receivable

Notes receivable represents a note from a borrower that is in default. The note is subject to litigation in which Italian Café expects to prevail.

NOTE 4: Credit Risk Concentration

Italian Cafe maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, there were no uninsured cash balances.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: Subsequent Events

Subsequent events have been evaluated through May 10, 2022 which is the date the financial statements were available to be issued.

THE ITALIAN CAFE LLC

FINANCIAL STATEMENTS

For the years ended
December 31, 2018, 2019 and 2020
And the period ended May 31, 2021

ROSETREE & Company, Ltd.

8831 N. Kenneth Terrace
Skokie, IL 60076
Phone 847-673-4010
Fax: 847-673-4012
rrosenba@chicagobooth.edu

Independent Auditor's Opinion

To the Board of Directors
The Italian Café LLC
Lake Zurich, Illinois

Report on the Financial Statements

We have audited the statement of financial position of The Italian Café LLC ("Italian Cafe") as of December 31, 2019 and 2020 and May 31, 2021, and the related statements of operations and cash flows for the years and period then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

1

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Italian Cafe as of December 31, 2019 and 2020 and May 31, 2021 and the results of its operations and its cash flows the years and period then ended in accordance with accounting principles generally accepted in the United States of America.

July 30, 2021

2

THE ITALIAN CAFÉ LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2019 and 2020
and MAY 31, 2021

ASSETS

	2019	2020	2021
Current Assets			
Cash	$ 45	$ 25	$ 25,019
Other assets			
Notes receivable	125,702	135,231	139,173
Due from affiliates	85,114	83,181	60,855
Total assets	$210,861	$218,437	$225,047

LIABILITIES AND MEMBERS' CAPITAL

	2019	2020	2021
Current liabilities			
Accrued state replacement tax	$ 118	$ 116	$ 40
Total current liabilities	118	116	40
Long term liabilities			
Due to affiliates	58,931	98,810	102,921
Total liabilities	59,049	98,926	102,961
Members' Capital	151,812	119,511	122,086
	$210,861	$218,437	$225,047

The accompanying notes are an integral part of the financial statements.

3

STATEMENT OF OPERATIONS AND
CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
AND THE PERIOD ENDED MAY 31, 2021

	2019	2020	2021
Revenues:			
Interest	$ 16,900	$ 16,896	$ 6,507
EXPENSES:			
Interest expense	5,275	8,418	3,491
Professional fees	2,000		330
Equipment	87		
Other	700	613	70
Total expenses	8,062	9,081	3,891
Operating income	8,838	7,815	2,616
State replacement tax	118	116	40
Net income	8,720	7,699	2,575
Members' capital, beginning of year.	361,022	151,812	119,511
Contributions	29,843		
Distributions to members	(247,773)	(40,000)	-
Members' capital, end of year	$ 151,812	$119,511	$122,086

The accompanying notes are an integral part of the financial statements.

4

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
AND THE PERIOD ENDED MAY 31, 2021

	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,720	$ 7,699	$ 2,575
Adjustments to reconcile to net cash provided by operating activities:			
Increase in notes receivable	(9,529)	(9,529)	(3,942)
Increase(decrease) in accrued replacement tax	88	(2)	(76)
Net cash used by operating activities	(721)	(1,832)	(1,443)
CASH FLOWS FROM FINANCING ACTIVITIES			
Distributions to members	(247,773)	(40,000)	
Net contributions from members	29,843		
Increase(decrease) in advances to affiliates, net	(41,336)	41,812	26,437
Net cash provided(used) by financing activities	(259,266)	1,812	26,437
CASH, BEGINNING OF YEAR	260,032	45	25
CASH, END OF YEAR	$ 45	$ 25	$25,019

The accompanying notes are an integral part of the financial statements.

5

NOTES TO FINANCIAL STATEMENTS

NOTE 1: Nature of Activities

The Italian Café LLC "(Italian Cafe) was organized in 2014 to provide financing for restaurant video gaming.

NOTE 2: Significant Accounting Policies

(A)Principles of Accounting

Italian Cafe's policy is to prepare its financial statements using the accrual basis of accounting. Under this method, revenues are recognized when earned, and expenditures are recognized when the obligation is incurred. If an expenditure results in an asset having an estimated useful life extending substantially beyond the year of acquisition, the expenditure is capitalized and depreciated over the estimated useful life of the asset.

(B)Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)Income Taxes

Italian Cafe has elected to be taxed as a partnership under the Internal Revenue Code. Income or loss of the LLC is reportable on the tax returns of its shareholders. Italian Café's income tax returns for 2020, 2019, and 2018 are subject to examination by the IRS, generally for three years after they were filed.

Italian Cafe is subject to Illinois replacement tax of 1.5%.

NOTE 3: Notes Receivable

Notes receivable represents a note from a borrower that is in default. The note is subject to litigation in which Italian Café expects to prevail.

NOTE 4: Credit Risk Concentration

Italian Cafe maintains its cash balances in one financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019 and 2020 and May 31, 2021, there were no uninsured cash balances.

NOTE 5: Subsequent Events

Subsequent events have been evaluated through July 30, 2021 which is the date the financial statements were available to be issued.

Mainstreet Rejuvenation Notes



TIC
The Italian Cafe, LLC

Building a Better Bar and Restaurant Experience in Illinois with Video Gaming

- *The Mainstreet Renovation & Rejuvenation Notes provide the funds to Build and Equip Illinois Restaurants and Bars*
- *Skilled Restaurant and Bar Operators make a profit in the Restaurant and Bar*
- *More diverse and modern experiences draw in additional customers*
- *Video Gaming Machines increase the profit margin in the Restaurant and Bar (see the Appendix)*
- *A unique structure designed to provide safety for the Mainstreet Note Holder*

This is a crowdfunding solicitation of interest pursuant to 17 C.F.R. 227.206. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

Table of Contents

- Executive Summary
- Business Structure Benefits
- Flow of Investment Funds
- Contemplated Debt Offering – Terms Summary
- Debt Service Coverage
- Amortization Schedule
- APPENDIX:
  - LLC Management
  - IL Statewide Video Gaming Revenue Data

Executive Summary

- The Issuer's business is making loans to its designated Series to acquire, build or remodel and equip restaurants and bars and then lease those establishments, as expansion opportunities to experienced Bar Restaurant Operators

- The Italian Café, LLC (LLC) is an Illinois Series limited liability company (Series) with Series A, B and C Designated at this time

- Each Series is an autonomous entity with its own assets, liabilities, net worth, income, expenses, members and managers. An individual Series is the only entity responsible for that Series debts, not the members of that Series or any other Series or the LLC

Executive Summary

- Each Series intends to purchase or long-term lease a restaurant and bar facility, build or remodel, modernize and equip the facility, lease or sublease the facility to an experienced restaurant and bar operator that will offer food, spirits and video gaming

- Mainstreet Rejuvenation Notes ("Notes") are Senior Unsecured Notes that are fully amortized and paid over 10 years

- The Notes pay 10% annual interest and principal in 40 equal quarterly payments of $39.84 per each $1,000 par value Note

Executive Summary

- The LLC intends to sell up to $5,000,000 of $1,000 Par Value Main Street Rejuvenation Notes

- The proceeds from the sale of the Notes will be used by the LLC to make loans to each of its designated series (Series Loans)

- The loan proceeds will be used to acquire, develop, equip and lease the restaurant and bar facility to an experienced restaurant and bar operator, with each Series Loan being fully amortized and paid over 10 years with 10% annual interest in 40 equal quarterly payments of principal and interest

Executive Summary

> Each Series Lease to the Restaurant and Bar Operator Tenant will require monthly Base Rent in an amount sufficient for the Series to pay the underlying rent or payments on the acquisition financing and the monthly Series Loan payments to the LLC

> Therefore, the Base Rent covers the Series debt service costs

> Additional revenues from Percentage Rent under the Lease provides profit to the Series and increases the debt service coverage available to the Main Street Rejuvenation Notes

Business Structure Benefits

- Benefit of the Lease Structure;

- The Note proceeds are loaned by the LLC to each Series with a Lease Agreement with Qualified Operators of Bar Restaurants in locations approved for Video Gaming

- The Series Loans are made to the Series Landlord under the Lease and not to the Bar Restaurant business

- In the event of a default by the Tenant restaurant operator, a loss of the Tenant's business, liquor or gaming license or if the Tenant goes out of business the Lease is terminated and a new lease can be written to a new Tenant that takes over a fully equipped restaurant ready to operate

Business Structure Benefits

➢ The new tenant gets its own operating, liquor and gaming license and begins operating

➢ The Series continues to pay the underlying lease rent and the payments to the LLC on the Series Loan and the LLC continues to pay the Mainstreet Rejuvenation Note payments

  ➢ If the structure provided for a loan to the restaurant business or equity in the restaurant and the restaurant defaulted on its lease, lost its licenses or went out of business, the investors investment would be lost

  ➢ The Series retains control of the Lease that establishes a definitive means to replace the Operator in the event of the Operator's default

Business Structure Benefits

- Benefits from Percentage Rent;

- The Series is much more likely to meet its debt service obligations from the Percentage Rent under the Lease from the Video Gaming machines

- In addition, the Bar Restaurant Operator is more likely to succeed with the profits derived from the Tenant's Video Gaming revenues earned on the premises

Business Structure Benefits

- Component 1-each Series Lease to the Restaurant and Bar Operator Tenant will require Percentage Rent of 50% of the establishment's net video gaming machine income and all other non-food and beverage income

  - This provides a significant added revenue source for assurance of Note repayment (see APPENDIX – Video Gaming and the Illinois Gaming Board Monthly Reports at: https//:www.igb.illinois.gov/videoreports.aspx)

- Component 2 – each Series Lease to the Restaurant and Bar Operator Tenant, will require Base Rent plus Percentage Rent of 15% of all food and beverage sales over the Base Amount. The Base Amount of food and beverage sales is the Base Rent divided by 15%

Flow of Investment Funds



Note Holders	The Italian Cafe LLC	Designated Series	Bar/Restaurant/Video Gaming
Mainstreet Rejuvenation Noteholder	Master LLC The Italian Cafe	Series A, B, C, D. etc.	Bar/Restaurant/Gaming Independent Operators
Investment	Loan to Designated Series	Space acquisition Build & Equip Sub Lease to Operator	Lease Agreement
Distribution to RIA for the benefit of Noteholders	Quarterly Payments to Noteholders	Loan Repayment to The Italian Cafe LLC	Rent Paid to Series includes: Base Rent Equal to Underlying Rent and Series Loan Payments Percentage Rent Including 50% of Video Game Revenue

Debt Service Coverage

➤ The Base Rent for each Lease will be structured to cover its pro-rata share of the Series costs, including debt service for the Series Loans

➤ The $5,000,000 of investment proceeds could provide between 20 and 30 Bar Restaurant locations

➤ The Video Gaming revenue alone on 20 - 30 operating properties is estimated as follows:

    ➤ The average Video Gaming revenue for each establishment in Illinois was $12,545, in March 2021(see APPENDIX – Video Gaming)

    ➤ The estimated Percentage Rent of 50% of the $12,545 applied to 20 – 30 operating properties would generate $120,000 - $180,000 profit per month or $360,000 – $540,000 per quarter to the combined Series after the Base Rent was used to pay the Series Loan payments to the LLC, and after the LLC used those payments to make the Note payments

    ➤ Applying this anticipated profit from Percentage Rent to the combined Series to additional Debt Service Coverage on the Notes, would provide approximately 1.8 – 2.7 of additional debt service coverage for the Notes

      (The quarterly debt service payment to the Notes is $197,700. per quarter in this example)

Contemplated Debt Offering – Terms Summary

- 10% annualized Interest Rate

- 1 Year Call Protection

- Quarterly Payment of Interest & Principal

- 10 Year Amortization Schedule for Principal payments

- Offering Statement filed with The SEC upon offering launch

10 Year Amortization Schedule - $1,000 Par

END OF QUARTER	NOTE PRINCIPAL	10% ANNUAL INTEREST RATE	QUARTERLY PAYMENT	PRINCIPAL REDUCTION	QUARTERLY INTEREST	END OF QUARTER	NOTE PRINCIPAL	10% ANNUAL INTEREST RATE	QUARTERLY PAYMENT	PRINCIPAL REDUCTION	QUARTERLY INTEREST
1	$1,000.00	0.025	$ 39.84	$ 14.84	$ 25.00	21	$ 620.92	0.025	$ 39.84	$ 24.32	$ 15.52
2	$ 985.16	0.025	$ 39.84	$ 15.21	$ 24.63	22	$ 596.60	0.025	$ 39.84	$ 24.92	$ 14.92
3	$ 969.95	0.025	$ 39.84	$ 15.59	$ 24.25	23	$ 571.68	0.025	$ 39.84	$ 25.55	$ 14.29
4	$ 954.36	0.025	$ 39.84	$ 15.98	$ 23.85	24	$ 546.13	0.025	$ 39.84	$ 26.19	$ 13.65
5	$ 938.38	0.025	$ 39.84	$ 16.38	$ 23.46	25	$ 519.94	0.025	$ 39.84	$ 26.84	$ 13.00
6	$ 922.00	0.025	$ 39.84	$ 16.79	$ 23.05	26	$ 493.10	0.025	$ 39.84	$ 27.51	$ 12.33
7	$ 905.21	0.025	$ 39.84	$ 17.21	$ 22.63	27	$ 465.59	0.025	$ 39.84	$ 28.20	$ 11.64
8	$ 888.00	0.025	$ 39.84	$ 17.64	$ 22.20	28	$ 437.39	0.025	$ 39.84	$ 28.91	$ 10.93
9	$ 870.36	0.025	$ 39.84	$ 18.08	$ 21.76	29	$ 408.48	0.025	$ 39.84	$ 29.63	$ 10.21
10	$ 852.27	0.025	$ 39.84	$ 18.53	$ 21.31	30	$ 378.85	0.025	$ 39.84	$ 30.37	$ 9.47
11	$ 833.74	0.025	$ 39.84	$ 19.00	$ 20.84	31	$ 348.48	0.025	$ 39.84	$ 31.13	$ 8.71
12	$ 814.75	0.025	$ 39.84	$ 19.47	$ 20.37	32	$ 317.35	0.025	$ 39.84	$ 31.91	$ 7.93
13	$ 795.27	0.025	$ 39.84	$ 19.96	$ 19.88	33	$ 285.45	0.025	$ 39.84	$ 32.70	$ 7.14
14	$ 775.32	0.025	$ 39.84	$ 20.45	$ 19.38	34	$ 252.75	0.025	$ 39.84	$ 33.52	$ 6.32
15	$ 754.86	0.025	$ 39.84	$ 20.97	$ 18.87	35	$ 219.22	0.025	$ 39.84	$ 34.35	$ 5.48
16	$ 733.89	0.025	$ 39.84	$ 21.49	$ 18.35	36	$ 184.87	0.025	$ 39.84	$ 35.22	$ 4.62
17	$ 712.40	0.025	$ 39.84	$ 22.03	$ 17.81	37	$ 149.65	0.025	$ 39.84	$ 36.10	$ 3.74
18	$ 690.37	0.025	$ 39.84	$ 22.58	$ 17.26	38	$ 113.55	0.025	$ 39.84	$ 37.00	$ 2.84
19	$ 667.79	0.025	$ 39.84	$ 23.15	$ 16.69	39	$ 76.55	0.025	$ 39.84	$ 37.93	$ 1.91
20	$ 644.64	0.025	$ 39.84	$ 23.72	$ 16.12	40	$ 38.62	0.025	$ 39.59	$ 38.62	$ 0.97
						TOTAL	$ (0.00)		$ 1,593.35	$ 1,000.00	$ 593.35

APPENDIX – LLC Management

Christy J. Jepson was educated at DePaul University in Chicago, Illinois. After graduating and passing the Certified Public Accounting exam, he graduated from the John Marshall Law School in Chicago, Illinois, and he is a licensed attorney practicing law at the law firm of Strecker, Jepson & Associates in Lake Zurich, Illinois. Mr. Jepson owns an eleven percent (11%) interest in Senior Homes, LLC, an Illinois limited liability company in the real estate development and construction business. Senior Homes, LLC owns one hundred percent (100%) of the membership interest in All America Reverse Mortgage, LLC, d/b/a 1st All America Mortgage, an Illinois limited liability company operating as a licensed mortgage broker in Illinois. Senior Homes, LLC owns fifty percent (50%) of the membership interest of the Issuer and each of its designated series. Mr. Jepson has, as an attorney, as a shareholder, member, director or officer of companies or for his own account, negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, hotels, restaurant and bars, casinos, condominiums, apartments, time share properties and single family homes. Mr. Jepson has managed and operated a number of companies and real estate properties.

APPENDIX – LLC Management

Ranulfo S. Vizcarra was educated and trained as a physician in the Philippines. Mr. Vizcarra is the trustee and one hundred percent beneficiary of the Ranulfo Trust, which owns a nineteen percent (19 %) membership interest in M2K of Chicago, LLC, previously known as M2K, LLC, an Illinois limited liability company that owns and operates a number of healthcare related companies and real estate properties, and (100%) of M2K of Illinois, LLC, an Illinois limited liability company that operates dance studios and M2K of Illinois, LLC owns (49%) of LTBR Radio, LLC, an Illinois limited liability company in the talk radio business. M2K of Chicago, LLC also owns a fifty percent (50%) membership interest in the Italian Cafe, LLC and each of its designated series. Mr. Vizcarra is the sole Manager of M2K of Chicago, LLC, and an officer, director or manager of all of the corporations or limited liability companies which M2K of Chicago, LLC has an ownership interest in, including the Issuer. Mr. Vizcarra is also a Manager of M2K of Illinois, LLC and LTBR Radio, LLC. Mr. Vizcarra, for his own account, or as a shareholder, member, director or officer of the companies in which he serves, has negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, restaurants and bars, condominiums, apartments and single family homes. Mr. Vizcarra has managed and operated a number of companies and real estate properties.

Over the past 20 years Ranulfo has built the M2K Health Care Companies into a powerhouse in Illinois generating in excess of $60 Million in Revenue annually with parts of that revenue being derived from the State of Illinois. The Italian Café LLC is constructed with Video Gaming to provide income to its Members but also to generate income for the benefit of the State of Illinois.

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APPENDIX – Statewide Video Gaming Data

VIDEO GAMING INCOME MARCH 2021

See Monthly Reports at: https//:www.igb.illinois.gov/videoreports.aspx

- According to the Illinois Gaming Board Report for the month of March 2021, there were 7,461 establishments housing 38,926 video gaming machines in which $2,961,226,046.61 was played in that month
- After the payouts to the players that won, those machines generated profits of $246,614,776.05 in total for the month
- That's an average winnings for that month of $6,335.48 per licensed machine. An establishment with 6 machines, the maximum allowed per establishment, generating the average amount per machine would have generated a total of $38,012.88 in winnings for the month
- The establishment receives 33% of the winnings, which is an average net wagering income to the establishment with 6 machines for the month of March 2021 of $12,544.25

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APPENDIX – Statewide Video Gaming Data

> If the establishment advertises the existence of the machines and comps food or provides a match play to the customer of a small amount, $5.00 for instance, it can generate tens of thousands per month more than the average profit per establishment, and far more than the establishment can generate with food and spirits alone

> For instance, 3 of the 7 establishments in the Illinois Gaming Board Report for March 2021 for Wheeling Illinois had winnings of more than the $38,012.88 average and two of the three had winnings of $102,195.35 and $90,010.75, respectively

> Those establishments 33% share of their video gaming winnings for the month were $33,724.36 and $29,703.55, respectively

> Each Series covers its costs from the monthly Base Rent paid pursuant to the Lease by the Restaurant and Bar Operator Tenant and the Series makes a significant profit from the Percentage Rent of 50% of the net Video Gaming Income

> The anticipated 840 Million in annual revenues from the States 29% of the winnings is likely to ensure continuation of video gaming in Illinois